As filed with the Securities and Exchange Commission on October 28, 2010

Registration No. 333-170087

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERVEST BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6021	13-3699013
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Rockefeller Plaza, Suite 400

New York, New York 10020-2002

(212) 218-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lowell S. Dansker, Chairman and Chief Executive Officer

Intervest Bancshares Corporation

One Rockefeller Plaza (Suite 400)

New York, New York 10020-2002

(212) 218-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas E. Willett, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8646

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer    ☐        Accelerated Filer    ☐        Non-Accelerated Filer    ☒        Smaller reporting company    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of registration fee
Class A Common Stock, $1.00 par value per share	850,000	$1.94	$1,649,000	$117.57

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of stock registered hereby includes such indeterminate number of additional shares of Class A common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low prices of the common stock on October 19, 2010, as reported on the Nasdaq Global Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 28, 2010

PROSPECTUS

850,000 Shares

INTERVEST BANCSHARES CORPORATION

Class A Common Stock

This prospectus relates to the resale by selling stockholders identified in the section entitled “Selling Stockholders” on page 26 of up to 850,000 shares of our Class A common stock, par value $1.00 per share. We will not receive any proceeds from the sale of Class A Common Stock covered by this prospectus.

The selling stockholders may offer and sell the shares of Class A Common Stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale, you should refer to the section entitled “Plan of Distribution” on page 35 of this prospectus.

Our Class A common stock is listed on The NASDAQ Global Select Market under the symbol “IBCA.” The last reported sales price of our Class A common stock on October 19, 2010, was $1.95 per share.

Concurrently with, and contingent upon completion of, our registered public offering of our Class A common stock, the holders of all of our issued and outstanding Class B common stock converted all shares of Class B common stock held by them into shares of Class A common stock at the conversion rate of one share of Class A common stock for each share of Class B common stock. We will no longer issue, or authorize the issuance of, any Class B common stock.

You should read this prospectus carefully before you invest. Investing in our Class A common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 11 of this prospectus for certain risks and uncertainties you should consider before making your investment decision.

None of the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the FDIC or any other governmental agency.

The date of this prospectus is                     , 2010.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in New York and Florida. We obtained this market data from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context of this prospectus indicates otherwise, the terms “Intervest,” “IBC,” the “Company,” “we,” “us” or “our” refer to Intervest Bancshares Corporation and its consolidated subsidiaries. “INB” or the “Bank” refers to Intervest National Bank, our principal operating subsidiary.

WHERE YOU CAN OBTAIN MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington D.C. 20549. You may also obtain copies of these reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy statements, information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.intervestbancsharescorporation.com, electronic copies of various filings with the SEC, including copies of Annual Reports on Form 10-K. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained on our website. Our subsidiary, Intervest National Bank, also has a website at www.intervestnatbank.com. The information on that website likewise is not and should not be considered part of this prospectus and is not incorporated into this prospectus by reference.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010;

•	Our Current Report on Form 8-K filed on May 27, 2010;

•	Our Current Report on Form 8-K/A filed on May 27, 2010;

•	Our Current Report on Form 8-K filed on June 30, 2010;

•	Our Current Report on Form 8-K filed on August 26, 2010;

•	Our Current Report on Form 8-K filed on October 13, 2010;

•	Our Current Report on Form 8-K filed on October 15, 2010; and

•	The definitive proxy statement for our Annual Meeting of Shareholders held on May 26, 2010.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Intervest Bancshares Corporation

One Rockefeller Plaza, Suite 400

New York, New York 10020-2002

(212) 218-2800

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus or incorporated by reference under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Risk Factors,” and elsewhere are “forward-looking statements” within the meaning of the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are made based on our management’s expectations and beliefs concerning future events impacting our Company and are subject to uncertainties and factors relating to our operations and economic environment, all of which are difficult to predict and many of which are beyond our control. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “may” and similar expressions. These forward-looking statements may include, among other things:

•	statements relating to projected growth, anticipated improvements in earnings, earnings per share, and other financial performance measures, and management’s long term performance goals;

•	statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events;

•	statements relating to our business and growth strategies; and

•	any other statements which are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation:

•	the effects of future economic, business and market conditions and changes;

•	changes in interest rates;

•	governmental monetary and fiscal policies;

•	changes in prices and values of commercial real estate;

•

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including changes in the cost and scope of FDIC insurance;

•	the failure of assumptions regarding the levels of non-performing assets and the adequacy of the allowance for loan losses;

•	weaker than anticipated market conditions in our primary market areas;

•

the risk that our deferred tax assets could be reduced if estimates of future taxable income from our operations are less than estimated or issuance of shares results in an ownership change under applicable regulations of the IRS;

•	the effects of competition in our market areas;

•	liquidity risks through an inability to raise funds through deposits, borrowings or other sources, or to maintain sufficient liquidity at the Company separate from the Bank’s liquidity;

•	volatility in the capital and credit markets; and

•	other factors and risks described under “Risk Factors” in this prospectus.

You should not place undue reliance on any forward-looking statement. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the Class A common stock offered by this prospectus. You should read this summary together with the entire prospectus, including our financial statements, the notes to those financial statements, and the other documents that are incorporated by reference in this prospectus, before making an investment decision. See the “Risk Factors” section of this prospectus beginning on page 11 for a discussion of the risks involved in investing in our Class A common stock.

Who We Are

Intervest Bancshares Corporation is a bank holding company whose principal operating subsidiary is Intervest National Bank. The Bank is headquartered with a full-service banking office in New York City, and has six full-service banking offices in Pinellas County in the Tampa Bay area of Florida. The Bank focuses on multi-family and commercial real estate lending. At June 30, 2010, we had total consolidated assets of $2.16 billion, net loans of $1.40 billion, total deposits of $1.85 billion and stockholders’ equity of $164.3 million.

Over the 10 years ended December 31, 2009, we generated net income of over $100 million with a high of $23.5 million in 2006. Our return on average assets and return on average equity has been over 1.0% and 11.0% respectively in six of the last eight years. We have been adversely affected by the recent economic downturn, and while we reported earnings in 2008 and 2009, these were substantially less than the earnings we reported during 2005-2007. We reported a loss of $54.8 million in the six months ended June 30, 2010. Our long-term earnings history is primarily a result of our commercial and multi-family lending platform, rational deposit pricing and low cost infrastructure.

The Bank emphasizes mortgage loans secured by commercial and multi-family real estate properties (including rental and cooperative/condominium apartment buildings, office buildings, mixed-use properties, shopping centers, hotels, restaurants, industrial/warehouse properties, parking lots/garages, mobile home parks, self storage facilities and some vacant land). Generally, these loans are made on income producing properties, with stabilized cash flows. Commercial real estate and multi-family mortgage loans represented 99.8% of the Bank’s loan portfolio at June 30, 2010. The Bank’s borrowers are attracted to the Bank’s products due to the personalized service provided by our officers and our timely response to loan requests and loan processing. The Bank’s senior management team has extensive experience in commercial and multi-family real estate lending activities.

The Bank attracts deposits from the areas served by its banking offices. It also provides internet banking services through its web site, which attracts deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources are used to originate primarily commercial and multi-family real estate loans and to purchase investment securities.

Our Class A common stock is listed for trading on the Nasdaq Global Select Market under the symbol “IBCA.”

Our Market Areas

We have our headquarters and a full-service banking office in Rockefeller Center in New York City and six branches in Pinellas County, Florida — four in Clearwater, one in Clearwater Beach and one in Pasadena. Our primary market area for our New York deposit operations is the New York City metropolitan area. The primary market area for our Florida deposit operations is Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The Tampa Bay area is located on the west coast of central Florida and includes the cities of Tampa, St. Petersburg and Clearwater.

Our mortgage lending activities have been concentrated in the New York City metropolitan area where real estate securing approximately 70% of our loan portfolio at June 30, 2010 was located. Of the remaining loan portfolio, approximately 22% was collateralized by properties located in our Florida market and the remaining 8% is geographically dispersed throughout thirteen other eastern states.

Investment Highlights

We believe that the unique combination of our strong lending platform, low-cost business model, long-term earnings history, our recent sale of troubled assets to reduce the risk profile of our balance sheet, and current historically low stock price valuation present an attractive investment opportunity for new shareholders in our company. Investment highlights are summarized below:

Strong Track Record of Profitability — Over the 10 year period ended December 31, 2009, we generated net income of over $100 million with a high of $23.5 million in 2006. Our return on average assets and return on average equity has been over 1.0% and 11.0%, respectively, in six of the last eight years. We believe our strong earnings during this period were based primarily on our commercial and multifamily lending platform and low cost infrastructure. As of June 30, 2010, our ratio of non-interest expense to average assets was 0.79% versus 3.07% for our peers.1 Although we were profitable during 2008 and 2009, due to the economic downturn and a transaction we undertook in May of 2010 to accelerate the reduction of our problem assets, our profits were substantially less than in 2005 through 2007, and we have reported quarterly losses in the current year through June 30.

[1]	Our peer group for these purposes consists of the following companies: Capital City Bank Group, Inc.; Canandaigua National Corp.; Center State Banks, Inc.; First Niagara Financial Group, Inc.; First of Long Island Corp.; First United Bancorp, Inc.; Hudson Valley Holding Corp.; Signature Bank; Seacoast Banking Corp of Florida; Suffolk Bancorp.; TIB Financial Corp.; and Tompkins Financial Corporation.

Significant Insider Ownership and Experienced Management — Insiders own approximately 32% of our Company and have a strong economic interest in its long-term success. Our management team has, on average, over 20 years of experience. We also recently added a new chief credit officer and have hired an asset/liability management officer to expand the breadth of experience of our senior management team and to enhance the performance of the Bank.

Recent Loan Sale Transaction Reduced Balance Sheet Risk — On May 25, 2010, we sold a total of approximately $207 million of nonperforming and underperforming assets to reduce our ratio of nonperforming and underperforming assets to total assets from approximately 12% at March 31, 2010 to approximately 3.4% at June 30, 2010. Our non-performing assets as a percentage of total assets declined from 6.75% to 2.46% over the same period. See “— Recent Developments.”

Strong Pro Forma Capital Position — We anticipate that, following our recent registered public offering of Class A common stock, our tangible common equity ratios and regulatory capital ratios will be higher than the median capital ratios for our peer group.1

Attractive Valuation Relative to Peers — Based on the closing price of $5.50 as of June 30, 2010, our Class A common stock was trading at approximately 36% of tangible common book value at June 30, 2010, compared to 145% for our peer group.1

Our future net income could be enhanced by the following potential earnings enhancements:

•	Continued net interest margin expansion potential through the roll-off or renewal of higher cost CD’s at current interest rates that are substantially lower.

•	Increasing lower-costing transaction-based deposit accounts.

•	Reduction in credit costs and expenses associated with problem assets.

•	Potential reduction in future data processing costs.

•	Increased loan origination volume through originating a portion of our new loans for sale in the secondary market.

Growth Opportunities — Increased capital from our recent private placement, which is discussed under “— Recent Developments,” and a proposed public offering may enable us to take advantage of organic-and-acquisition based growth opportunities, subject to necessary regulatory approvals.

Our Business Strategy

Our goal is to improve our earnings through origination of commercial and multi-family real estate loans, as well as other types of loans, while maintaining the combination of efficient customer service and loan underwriting and low-cost infrastructure that have contributed to our success to date. Our strategy for achieving this goal is as follows:

Reduction of Nonperforming Assets — Given our core competencies and business strategies, almost all of our loan portfolio currently consists of commercial and multi-family real estate. In light of the dramatic declines in the commercial real estate markets in recent periods, commercial real estate-related credit risks have been a significant concern for us. Since early 2008, substantial efforts have been dedicated to the resolution of our nonaccrual and problem loans. As described in this prospectus under the heading “— Recent Developments,” on May 25, 2010, we sold approximately $207 million of our nonperforming and troubled loans and real estate. As a result, our total non-performing loans, troubled debt restructurings and foreclosed real estate, as a percentage of total assets, declined from approximately 12% at March 31, 2010 to 3.40% at June 30, 2010. Our non-performing assets as a percentage of total assets declined from 6.75% to 2.46% over the same period. We intend to actively manage our remaining non-performing assets with a view towards resolving those assets on a case by case basis and minimizing losses. We also recently hired a chief credit officer with 25 years of banking experience to strengthen our management of nonperforming assets.

Short Term Focus on Our Core Competencies — We are committed to serving our markets and using our expertise to originate commercial real estate and multi-family mortgage loans and providing custom loan products and high quality and timely service to our borrowers. The Bank’s market areas have provided a continuing source of originations. Although the volume of loan originations has been adversely affected by the ongoing economic downturn, we believe our originations will increase as market conditions stabilize and we increase our capital. We believe that our ability to understand our borrowers’ businesses and to accurately evaluate the underlying collateral combined with our established underwriting standards enables us to mitigate the higher credit risk typically associated with commercial real estate and multi-family lending. We intend to sell various loans we originate to increase fee income from our strong competencies, while diversifying and reducing our balance sheet risks.

Longer Term Focus on Diversification — Diversification from our traditional reliance on real estate lending is being encouraged by our primary regulator. We have historically confined our lending to commercial and multi-family real estate, but recognize that, over the longer term, and particularly in light of continuing regulatory concerns and direction about our concentrations in commercial real estate, we must explore the development of new product lines and entry into new market segments. We recognize that any introduction of new product lines or entry into new markets must proceed prudently, and will require additional resources and costs, including hiring experienced management for such new activities.

Take Advantage of Earnings Enhancements — Recent actions to reduce our reliance on higher priced deposits has had a positive impact on our net interest margin. We believe the current commercial and multi-family real estate markets are favorable for the generation of loan product at attractive pricing. We will also seek to sell a portion of the loans we originate. We expect to leverage our existing business relationships as a vehicle to sell our loan product. We also believe that there is a market for small banks to purchase performing loan product to supplement their own originations platform and that there is investor interest in purchasing mortgage loans for their yield and stability. As a result, we recently developed and launched a new web site —

www.i-netmortgageclearinghouse.com — designed to provide lenders with a platform to list real estate mortgages for sale and for mortgage investors to be able to easily access this information. We intend to use this platform to sell our and other banks’ loan products and to generate additional fee and web site advertising income. With these actions, coupled with what we believe are improving lending opportunities in our markets, we seek to improve our earnings in future periods.

Deposit Enhancement Strategy — We continue to explore strategies to increase our core deposits to reduce our deposit funding, including the offering of remote deposit capture, better utilizing the retail deposit potential of our Florida branches, and working on expanding loan customers’ transaction-based deposit accounts with the Bank.

Develop and Maintain Broker and Borrower Relationships — We seek to continue to utilize the strong relationships we have developed both with our borrowers and with the mortgage brokers with whom we have successfully done business historically.

Focus on Interest Rate Risk Management — We originate relatively short-term commercial real estate and multi-family loans to reduce the interest rate risk inherent in traditional mortgage lending, which tends to be of longer term. We have recently reduced our deposit pricing to improve our margins and substantially all of our securities portfolio at June 30, 2010 is comprised of short term U.S. government agency debt securities, which are held for the purpose of providing the Bank with liquidity. We recently hired a new asset/liability manager and have retained Darling Consulting Group to assist us in our interest rate management and investment strategies in this difficult rate environment.

Strategic Expansion — We believe that our centralized underwriting and loan origination functions can be expanded to enable us to support continued growth in the demand for our commercial real estate and multi-family loan products, while maintaining operating efficiencies and minimizing administrative costs. We may explore and evaluate limited expansion, subject to regulatory approvals, of our franchise within and outside of our primary market areas through de novo branch expansion or strategic acquisitions, although none are currently contemplated.

Corporate Information

Our headquarters is located on the entire fourth floor of One Rockefeller Plaza, New York, New York, 10020-2002. Our telephone number is (212) 218-2800. Our subsidiary, Intervest National Bank, has a website at www.intervestnatbank.com and we maintain certain information on our website at www.intervestbancsharescorporation.com and www.i-netmortgageclearinghouse.com. The information on all of those websites should not be considered part of this prospectus and is not incorporated into this prospectus by reference.

Recent Developments

As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, in May 2010, we sold in bulk certain non-performing and underperforming loans on commercial real estate and multi-family properties and some real estate owned. The assets sold aggregated to approximately $207 million and consisted of $187 million of loans and $14.4 million of real estate owned by the Bank and $5.6 million of loans owned by Intervest Mortgage Corporation. The assets were sold at a substantial discount to their net carrying values of $197.7 million for an aggregate purchase price of $121.5 million. As a result of this bulk sale, we recorded a $78.6 million combined provision for loan and real estate losses, which contributed approximately $44 million to the total net loss of $55 million we reported for the first half of 2010.

We undertook this transaction to accelerate the reduction of our troubled assets due to the cost of and delays we have encountered in resolving these assets and to respond to concerns from our regulators to reduce our criticized assets.

Primarily as a result of this bulk sale transaction, our nonaccrual loans, foreclosed real estate and accruing troubled debt restructured loans decreased from approximately $96 million, $58 million and $117 million, at March 31, 2010, respectively, to approximately $18.9 million, $34.3 million and $21.4 million at June 30, 2010, respectively. Our ratio of nonperforming assets to total assets, moreover, decreased substantially from 6.75% at March 31, 2010, to 2.46% at June 30, 2010. We intend to actively manage the resolution of our remaining problem assets with a view towards minimizing future losses from these assets. Additional increases in our level of problem assets could have an adverse effect on our financial condition, operating results and regulatory capital.

Also in May 2010, we raised additional capital when we sold 850,000 shares of our Class A common stock in a private placement at $5 per share for net proceeds of $3,995,000. The shares issued represented 9.9% of our issued and outstanding shares of Class A common stock at June 30, 2010.

The bulk sale transaction and capital raise also had an impact on our and the Bank’s regulatory capital. The table below sets forth our capital ratios and the capital ratios of the Bank at March 31, 2010 and at June 30, 2010, which reflects, among other things, the effects of these recent transactions:

	March 31, 2010	June 30, 2010
Consolidated
Total capital to risk weighted assets	15.60%	12.64%
Tier 1 capital to risk weighted assets	14.35%	11.37%
Tier 1 capital to average assets	11.40%	8.32%
Intervest National Bank
Total capital to risk weighted assets	14.33%	12.05%
Tier 1 capital to risk weighted assets	13.08%	10.79%
Tier 1 capital to average assets	10.38%	7.92%

The impact of the economic downturn on commercial real estate properties continues to have a negative impact on the Bank’s loan portfolio. In addition to its recent bulk sale of nonperforming and under performing assets, the Bank continues to focus on the steps necessary to respond to these economic challenges, including the ongoing analysis of the level of its allowance of loan losses.

On April 7, 2009, the Bank entered into a Memorandum of Understanding, or MOU, with the OCC, its primary regulator, which requires the Bank to do the following:

•	appoint a Compliance Committee to monitor and coordinate the Bank’s adherence to the MOU and to submit progress reports to the OCC;

•	develop and implement a Strategic Plan in accordance with guidelines set forth in the MOU;

•

review and revise the Bank’s Contingency Funding Plan to address expansion of the number of crisis scenarios used, define responsibilities and decision making authority and restrict the use of brokered deposits;

•	develop and implement a written program to improve credit risk management processes that are consistent across the Bank’s two primary markets;

•	develop and implement a three-year capital program in accordance with guidelines set out in the MOU; and

•	review and revise the Bank’s interest rate risk policy and procedures to address matters set forth in the MOU.

Although the Bank believes it has made progress in addressing various matters covered by the MOU, it expects the OCC to pursue and enter into a formal agreement with the Bank, which agreement is likely to cover many of the same areas addressed in the MOU, including the following:

•	appointment of a compliance committee, all but one of which must be independent, to monitor and coordinate adherence to the formal agreement;

•	development of a strategic plan, which will, among other things, establish objectives and identify strategies to achieve those objectives;

•	development of a long term capital plan and achievement and maintenance of required capital levels;

•	a written assessment of each of the Bank’s executive officers capabilities to perform present and anticipated duties;

•	development and implementation of a plan to improve earnings;

•

a program for liquidity risk management and maintenance of adequate liquidity levels with monthly reporting and weekly advisories to the OCC concerning deposit maturities, funding obligations and funding sources;

•	implementation of a plan to diversify assets;

•	implementation of a plant to improve loan portfolio management;

•	a program to eliminate criticized assets;

•	a program for the review of loans to assure timely identification and characterization of problem credits;

•	a program for the maintenance of an adequate allowance for loan losses consistent with OCC rules;

•	appraisals of real property that are timely and comply with OCC requirements; and

•	interest rate risk policies.

Many of these plans and programs will be subject to OCC review and approval.

If it enters into a formal agreement with the OCC, the Bank will not be allowed to accept brokered deposits without the prior approval of its regulators and it would also be required, in the absence of a waiver from the FDIC, based on a determination that the Bank operates in high cost deposit markets, to maintain its deposit pricing at or below the national rates published by the FDIC, plus 75 basis points. At June 30, 2010, the Bank had total brokered deposits of $159.6 million, of which $21.5 million (13%) mature by June 30, 2011. At June 30, 2010, all of the Bank’s deposit products were at levels at or below the FDIC national rates plus 75 basis points. The FDIC’s national rate is a simple average of rates paid by U.S. depository institutions, as calculated by the FDIC.

In April 2009, the Bank also agreed with the OCC to maintain minimum capital ratios at specified levels higher than those otherwise required by applicable regulations as follows:

•	Tier 1 capital to total average assets (leverage ratio) — 9%;

•	Tier 1 capital to risk-weighted assets — 10%; and

•	total capital to risk-weighted assets — 12%.

We expect, moreover, that these same capital levels will be included in any formal agreement that the Bank may enter into with the OCC. At June 30, 2010, the Bank’s actual capital ratios were 7.92%, 10.79% and 12.05%, respectively. These reductions from the levels at the end of the first quarter of this year, when the Bank complied with all applicable requirements, was primarily due to the bulk sale of assets described above. The Bank is not in compliance with the leverage ratio called for by the Bank’s letter agreement as of June 30, 2010. Although the proceeds from our recent registered public offering are expected to restore the Bank’s leverage capital ratio to the required level, there can be no assurance that the Bank’s current leverage ratio or any future failure to maintain its required ratios, or otherwise comply with any formal agreement, will not lead to additional regulatory enforcement actions or other restrictions, including, in the case of failure to submit or obtain approval of any long term capital plan, the sale or merger of the Bank. Our operations, lending activities, liquidity and capital levels continue to be subject to heightened regulatory oversight.

Concurrently with, and contingent upon completion of, the sale of shares of our Class A common stock in a proposed registered public offering, the holders of all of our issued and outstanding Class B common stock have agreed to convert all shares of Class B common stock held by them into shares of Class A common stock. The shares of Class B common stock will be converted at the rate of one share of Class A common stock for each share of Class B common stock surrendered for conversion in accordance with the terms of our restated certificate of incorporation, as amended. No consideration will be paid in connection with the conversion of Class B common stock.

In addition, we have agreed, concurrently with, and contingent upon completion of, the sale of shares of our Class A common stock in a proposed registered public offering, at our next annual meeting (or special meeting in lieu thereof) of stockholders, to seek the requisite stockholder approval to amend our restated certificate of incorporation, as amended, to remove any and all references to our Class B common stock and will no longer issue, or authorize the issuance of, any Class B common stock from the date of the prospectus to be used in that offering. In the event that we do not obtain stockholder approval for the amendment to our restated certificate of incorporation, as amended, we will continue to seek such approval at each subsequent annual or special meeting of our stockholders until we have obtained such approval.

The Offering

Class A common stock offered by the selling stockholders	850,000 shares of Class A Common Stock, par value $1.00 per share

Use of Proceeds	Proceeds from the sale of Class A Common Stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of shares of Class A Common Stock covered by this prospectus.

Class A common stock Nasdaq Global Select Market Symbol	IBCA

Voting and Conversion Rights	Both classes of our common stock have equal voting rights, except that the holders of our Class B common stock are entitled to vote for the election of two-thirds of the number of directors constituting our board of directors, and the holders of our Class A common stock are entitled to elect the remaining directors. The shares of Class B common stock are convertible on a share for share basis into shares of Class A common stock at any time. Concurrently with and contingent upon completion of the sale of shares of our Class A common stock in a registered public offering, the holders of all of our issued and outstanding Class B common stock converted all shares of Class B common stock held by them into Class A common stock, and no shares of Class B common stock remain outstanding. In addition, we agreed, concurrently with, and contingent upon completion of, the sale of shares of our Class A common stock in a registered public offering, at our next annual meeting (or special meeting in lieu thereof) of stockholders to seek the requisite stockholder approval to amend our restated certificate of incorporation, as amended, to remove any and all references to our Class B common stock and will no longer issue, or authorize the issuance of, any Class B common stock.

As of October 20, 2010, we had 19,720,812 shares of Class A Common Stock and no shares of Class B Common Stock outstanding.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 11, for a discussion of the risks related to an investment in our Class A common stock.

Summary Selected Financial Data

The following table sets forth summary consolidated financial data of Intervest Bancshares Corporation. The financial data as of and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference in this prospectus. The financial data for the years ended December 31, 2009, 2008, 2007 and as of December 31, 2009 and 2008 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is also incorporated by reference into this prospectus. The financial data for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements that are not included in this prospectus.

The summary consolidated financial results in the table below are not necessarily indicative of our expected future operating results. The following summary historical financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each of which is incorporated by reference in this prospectus.

	At or for the Six Months Ended June 30,		At or For The Year Ended December 31,
($ in thousands, except per share data)	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
Financial Condition Data:
Total assets	$2,164,442	$2,380,044	$2,401,204	$2,271,833	$2,021,392	$1,971,753	$1,706,423
Cash and cash equivalents	35,535	23,441	7,977	54,903	33,086	40,195	56,716
Securities held to maturity, net	621,244	566,722	634,856	475,581	344,105	404,015	251,508
Loans receivable, net of deferred fees	1,395,564	1,746,087	1,686,164	1,705,711	1,614,032	1,490,653	1,367,986
Total deposits	1,852,356	1,995,165	2,029,984	1,864,135	1,659,174	1,588,534	1,375,330
Brokered deposits	159,630	172,914	170,117	173,012	165,865	55,652	40,459
Money market accounts	470,381	426,931	496,065	328,660	235,804	224,673	223,075
Borrowed funds and related accrued interest payable	98,582	118,035	118,552	149,566	136,434	172,909	155,725
Available lines of credit	649,000	516,000	581,000	457,000	353,000	377,000	259,000
Preferred equity	23,659	23,273	23,466	23,080	—	—	—
Common equity	140,643	189,864	190,588	188,894	179,561	170,046	136,178
Asset Quality Data:
Nonaccrual loans	18,927	129,784	123,877	108,610	90,756	3,274	750
Loans 90 days past due and still accruing	8,788	6,367	6,800	1,964	11,853	—	2,649
Accruing troubled debt restructured loans	21,362	76,210	97,311	—	—	—	—
Foreclosed real estate, net of valuation allowance	34,259	18,214	31,866	9,081	—	—	—
Allowance for loan losses	30,350	32,054	32,640	28,524	21,593	17,833	15,181
Loan chargeoffs	99,462	2,342	8,103	4,227	—	—	—
Real estate chargeoffs	11,732	—	—	—	—	—	—
Loan recoveries	—	1,329	1,354	—	—	—	—
Operations Data:
Interest and dividend income	$57,060	$61,483	$123,598	$128,497	$131,916	$128,605	$97,881
Interest expense	33,205	41,996	81,000	90,335	89,653	78,297	57,447

Net interest and dividend income	23,855	19,487	42,598	38,162	42,263	50,308	40,434
Provision for loan losses	97,172	4,543	10,865	11,158	3,760	2,652	4,075

Net interest and dividend (expense) income after loan loss provision	(73,317)	14,944	31,733	27,004	38,503	47,656	36,359
Noninterest income	1,030	130	297	5,026	8,825	6,855	6,594
Provision for real estate losses	10,521	288	2,275	518	—	—	—
Noninterest expenses(1)	12,116	12,205	24,809	18,355	12,876	13,027	10,703
(Loss) earnings before income taxes	(94,924)	2,581	4,946	13,157	34,452	41,484	32.250
(Benefit) provision for income taxes	(40,997)	908	1,816	5,891	15,012	17,953	14,066

Net (loss) earnings before preferred dividend requirements	(53,927)	1,673	3,130	7,266	19,440	23,531	18,184
Preferred dividend requirements	824	814	1,632	41	—	—	—

Net (loss) earnings available to common stockholders	$(54,751)	$859	$1,498	$7,225	$19,440	$23,531	$18,184
Per Common Share Data:
Basic (loss) earnings per share	$(6.48)	$0.10	$0.18	$0.87	$2.35	$2.98	$2.65
Diluted (loss) earnings per share	(6.48)	0.10	0.18	0.87	2.31	2.82	2.47
Cash dividends per share	—	—	—	0.25	0.25	—	—
Book value per share(2)	15.33	22.96	23.04	22.84	22.23	20.31	17.41
Market price per share	5.50	3.50	3.28	3.99	17.22	34.41	24.04
Other Data and Ratios:
Common shares outstanding	9,120,812	8,270,812	8,270,812	8,270,812	8,075,812	8,371,595	7,823,058
Common stock warrants and options outstanding	1,018,122	955,712	1,019,722	959,512	332,640	195,000	696,465

[1]

Includes expenses related to foreclosed real estate of $3,097 and $1,721 for the six months ended June 30, 2010 and 2009, respectively, and $4,945, $4,281 and $489 for the years ended December 31, 2009, 2008 and 2007, respectively.

[2]	Represents total common stockholders’ equity less preferred stock dividends in arrears of $0.8 million, only at June 30, 2010, divided by the number of common shares outstanding.

	At or for the Six Months Ended June 30,		At or For The Year Ended December 31,
($ in thousands, except per share data)	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
Average common shares used to calculate:
Basic (loss) earnings per share	8,444,569	8,270,812	8,270,812	8,259,091	8,275,539	7,893,489	6,861,887
Diluted (loss) earnings per share	8,444,569	8,270,812	8,270,812	8,267,781	8,422,017	8,401,379	7,449,658
Adjusted net (loss) earnings for diluted earnings per share	$(54,751)	$859	$1,498	$7,225	$19,484	$23,679	$18,399
Net interest margin	2.19%	1.71%	1.83%	1.79%	2.11%	2.75%	2.70%
Return on average assets	-4.71%	0.14%	0.13%	0.34%	0.96%	1.28%	1.20%
Return on average common equity	-59.09%	1.77%	1.65%	3.94%	11.05%	15.82%	16.91%
Noninterest income to average assets	0.09%	0.01%	.01%	0.23%	0.44%	0.37%	0.44%
Noninterest expenses to average assets(3)	0.79%	0.90%	0.84%	0.65%	0.61%	0.71%	0.71%
Nonperforming assets to total assets	2.46%	6.22%	6.49%	5.18%	4.49%	0.17%	0.04%
Nonaccrual loans to total loans	1.35%	7.40%	7.31%	6.33%	5.59%	0.22%	0.05%
Loans, net of unearned income to deposits	75%	88%	83%	92%	97%	94%	99%
Loans, net of unearned income to deposits (bank only)	72%	82%	79%	85%	88%	84%	88%
Allowance for loan losses to total net loans	2.17%	1.84%	1.94%	1.67%	1.34%	1.20%	1.11%
Allowance for loan losses to nonaccrual loans	160%	25%	26%	26%	24%	545%	2,024%
Efficiency ratio(4)	36%	53%	46%	33%	24%	23%	23%
Average stockholders’ equity to average total assets	9.01%	9.15%	9.03%	8.55%	8.69%	8.06%	7.11%
Stockholders’ equity to total assets	7.59%	8.96%	8.91%	9.33%	8.88%	8.62%	7.98%
Tier 1 leverage capital to average assets	8.32%	11.36%	11.17%	12.21%	11.59%	11.43%	10.85%
Tier 1 capital to risk weighted assets	11.37%	13.85%	14.18%	14.27%	13.53%	13.85%	12.39%
Total capital to risk weighted assets	12.64%	15.11%	15.44%	15.52%	14.78%	14.95%	14.42%

[3]	For purposes of this calculation, noninterest expenses exclude foreclosed real estate expenses.
[4]	Defined as noninterest expenses (excluding foreclosed real estate expenses) as a percentage of net interest and dividend income plus noninterest income.

RISK FACTORS

Investment in our Class A common stock involves a high degree of risk. We urge you to read all of the information contained or incorporated by reference in this prospectus, including the “Special Cautionary Note Regarding Forward-Looking Statements.” In addition, we urge you to consider carefully the following risk factors in evaluating an investment in our Class A common stock before you purchase any shares of our Class A common stock offered by this prospectus.

Risks Related to Our Business

Additional increases in our level of nonperforming assets could have an adverse effect on our financial condition and operating results.

Our results of operations for the last two years and for the first half of 2010 have been negatively impacted by the weak economy, high rates of unemployment, increased office and retail vacancy rates and lower commercial real estate values, all of which have resulted in a significant increase in our nonperforming assets and associated loan and real estate loss provisions and related expenses to carry these assets. We expect these unfavorable conditions to continue for some period of time.

Although we have and will continue to actively manage the resolution of our nonperforming and problem assets on an individual basis, due to the cost of and delays we have encountered in connection with the pursuit of available remedies and to respond to concerns from our regulators to reduce our criticized assets, we completed a bulk sale in order to accelerate the reduction of our problem assets. On May 25, 2010, we sold certain non-performing and underperforming loans on commercial real estate and multi-family properties and some real estate owned. The assets sold aggregated to approximately $207 million and consisted of $187 million of loans and $14.4 million of real estate owned by INB and $5.6 million of loans owned by IMC. All of the assets were sold at a substantial discount to their net carrying values of $197.7 million for an aggregate purchase price of $121.5 million. As a result of this bulk sale, we recorded a $78.6 million combined provision for loan and real estate losses, which contributed approximately $44 million to the net loss we reported in the first half of 2010.

Our nonperforming assets at June 30, 2010, amounted to $53.2 million, or 2.46% of our total assets, and were comprised of $18.9 million of nonaccrual loans and $34.3 million of real estate acquired through foreclosure. At June 30, 2010, we also had $21.4 million of accruing troubled debt restructurings on which we have granted certain concessions to provide payment relief generally consisting of the deferral of principal and or interest payments for a period of time, or a partial reduction in interest payments. No assurance can be given that we will not be required to sell these as well as other problem assets in the future below their then net carrying values.

Our ability to complete foreclosure or other proceedings to acquire and sell certain collateral properties in many cases can be delayed by various factors including bankruptcy proceedings and an overloaded court system. As a result, the timing and amount of the resolution and/or disposition of nonaccrual loans as well as foreclosed real estate cannot be predicted with certainty. If the current downturn in commercial real estate values and local economic conditions in both New York and Florida or if the delays noted above continues, it will have an adverse impact on our asset quality, level of nonperforming assets, operating costs, charge-offs, profitability and capital. We also do not record interest income on nonaccrual loans or real estate owned, thereby adversely affecting our income, and we also incur increased related administration costs. In addition, the resolution of our nonperforming assets requires significant commitments of time from our management and directors, which could be detrimental to the performance of their other responsibilities. All of the above factors could have an adverse effect on our financial condition and operating results.

We may have higher loan and real estate losses than we have allowed for which could adversely affect our financial condition and operating results.

We maintain an allowance for loan losses and a valuation allowance for real estate losses that we believe reflect the risks of losses inherent in our loan portfolio and our portfolio of real estate acquired through foreclosure. There is a risk that we may experience losses that could exceed the allowances we have set aside. In determining the size of the allowances, we make various assumptions and judgments about the collectability of our loan portfolio and the estimated market values of collateral properties and foreclosed real estate, which are discussed under the caption “Critical Accounting Policies” in our most recent Report on Form 10-Q, which is incorporated herein by reference. If our assumptions and judgments prove to be incorrect, we may have to increase these allowances by recording additional provisions, which could have an adverse effect on our operating results and financial condition. Furthermore, our regulators may require us to make additional provisions for loan and real estate losses and/or recognize additional charge-offs after their periodic review of these portfolios and related allowances, which could also have a material adverse effect on our financial condition and results of operations. As part of the proposed formal agreement with the OCC, we will be required to evaluate our allowance for loan loss methodology, which could cause additional provisions for loan losses to be taken.

We are subject to the risks and costs associated with the ownership of real estate, which could adversely affect our operating results and financial condition.

We may need to foreclose on the properties that collateralize our mortgage loans that are in default as a means of repayment and may thereafter own and operate such properties, which expose us to risks and costs inherent in the ownership of real estate. The amount that we may realize from the sale of a collateral property is dependent upon the market value of the property at the time we are able to find a buyer and actually sell the asset. In addition, the costs associated with the ownership of real estate, principally real estate taxes, insurance and maintenance and repair costs, may exceed the rental income earned from the property, if any, and we may therefore have to advance additional funds in order to protect our investment or we may be required to dispose of the property at a loss. Further, hazardous substances could be discovered on the properties and we may be required to remove the substances from and remediate the properties at our expense, which could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and the remedies may involve substantial delay and expense to us and we may find it difficult to sell the affected properties and we may be forced to own the properties for an extended period of time. All of the above factors could adversely affect our operating results and financial condition.

Our loan portfolio is concentrated in commercial and multi-family real estate mortgage loans, which increases the risk associated with our loan portfolio.

Our loan portfolio is concentrated in loans secured by commercial and multi-family real estate (including rental apartment buildings, retail condominium units, office buildings, mixed-use properties, shopping centers, hotels, restaurants, industrial/warehouse properties, parking lots/garages, mobile home parks, self-storage facilities and some vacant land). This concentration increases the risk associated with our loan portfolio because commercial real estate and multi-family loans are generally considered riskier than many other kinds of loans, like single family residential real estate loans, since these loans tend to involve larger loan balances to one borrower or groups of related borrowers and repayment of such loans is typically dependent upon the successful operation of the underlying real estate. Furthermore, the banking regulators continue to give commercial real estate lending greater scrutiny and banks with higher levels of these loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of commercial real estate lending growth and exposures.

Additionally, we have loans secured by vacant or substantially vacant properties as well as some vacant land, all of which typically do not have adequate or any income streams and depend upon other sources of cash flow from the borrower for repayment. Furthermore, many of our borrowers have more than one mortgage loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship may expose us to a greater risk of loss. As of June 30, 2010, our average real estate loan size was $2.4 million. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market and economic conditions affecting the value of our loan collateral and problems affecting the credit and business of our borrowers.

Our ability to recover our investment in the mortgage loans we originate is dependent on the market value of the properties underlying such loans because many of our mortgage loans have nonrecourse or limited recourse. In addition, our losses in connection with delinquent and foreclosed loans may be more pronounced because our commercial and multi-family real estate mortgage loans generally defer repayment of a substantial part of the original principal amount until maturity.

In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, there can be no assurance that we will recover funds in an amount sufficient to prevent a loss to us. The market value of the real estate collateralizing our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of our loans. All of the above factors could adversely affect our operating results and financial condition.

The properties securing our loans are concentrated in New York and Florida, which increases the risk associated with our loan portfolio.

The properties securing our mortgage loans are concentrated in New York and Florida (our two primary lending market areas), which have and continue to suffer weak economic conditions and lower commercial real estate values. Additionally, we have and will continue to lend in geographical areas that are in the process of being revitalized or redeveloped which can be negatively impacted to a greater degree in an economic downturn. Properties securing our loans in these types of neighborhoods may be more susceptible to fluctuations in property values than in more established areas. Many of the multi-family properties located in New York City and surrounding areas are also subject to rent control and rent stabilization laws, which limit the ability of the property owners to increase rents, which may in turn limit the borrower’s ability to repay those mortgage loans which results in a higher degree of risk.

Taxes on real property in Florida have also increased substantially in recent years, and New York is facing budget deficits that could result in higher taxes. Higher taxes may adversely affect our borrowers’ cash flows and our costs of foreclosed property as well as real estate values generally.

Political issues, including armed conflicts and acts of terrorism, may have an adverse impact on economic conditions of the country as a whole and may be more pronounced in specific geographic regions. Economic conditions affect the market value of the mortgaged properties underlying our loans as well as the levels of rent and occupancy of income-producing properties. Since a large number of properties underlying our mortgage loans are located in New York City, we may be more vulnerable to the adverse impact of such occurrences than other institutions. Acts of terrorism could have a significant impact on our ability to conduct our business. Such events could affect the ability of our borrowers to repay their loans, could impair the value of the collateral securing our loans, and could cause significant property damage, thus increasing our expenses and/or reducing our revenues.

All of the above factors could adversely affect our operating results and financial condition.

Our concentration on commercial real estate loans, OCC policies and the proposed formal agreement with the OCC require us to strengthen our management and systems, which has increased our expenses, raised the amount of capital we must maintain, and is expected to further increase our operating costs.

The OCC and the other bank regulators require banks with concentrations of assets to have management, policies, procedures and systems appropriate to manage these risks, especially where the real estate loans are concentrated geographically or in particular lines of business. Commercial real estate (inclusive of multifamily properties and vacant land) comprised 99.8% of our total loan portfolio and 65% of our total assets, and represented 852% of our total stockholders’ equity at June 30, 2010. We have been and will continue to be required to hold heightened levels of capital as a result of the risks of our concentration of commercial real estate loans. The proposed formal agreement with the OCC will require us to better address our real estate concentrations and related risks consistent with OCC guidance, including adopting policies and procedures to identify concentrations and risks within our commercial real estate portfolio, and implementing policies and procedures complying with OCC guidance. These include:

•	Management information systems to better identify, measure, monitor, report and manage commercial real estate risks and compliance with policies and procedures;

•	Maintenance of an adequate allowance for loan losses, consistent with OCC rules;

•	Increased management and board of directors’ oversight;

•	Actions to control real estate concentrations and reduce related risks; and

•	Actions to reduce interest rate and liquidity risks.

These efforts will require increased management time and costs, including additional personnel and costs of consultants and other third parties.

Our commercial real estate loans are relatively short-term and we face the risk of borrowers being unable to refinance or pay their loans at maturity which could adversely affect our earnings, credit quality and liquidity.

Our commercial real estate loans have an average maturity of approximately four years, and finance properties with long lives. Our borrowers are expected to have to refinance their loans at maturity, or pay the loans at maturity from other sources of cash or from sales of the financed properties. We are therefore subject to the risks that our borrowers will not be able to repay or refinance their loans from us due to adverse conditions in their businesses, unavailability of alternative financing, or an inability to timely sell the property securing our loan. The ongoing credit crisis and disruptions in the commercial real estate markets, the virtual disappearance of the commercial real estate securitization market and other lenders’ diversification away from commercial real estate lending, as well as declines in property values have all increased our credit risks, increased our delinquent and nonperforming loans, and our foreclosures and the potential for future losses on our loans. Problem and foreclosed loans increase our costs and take additional time and effort to manage. These conditions also reduce the rate of payoffs on our loans, which reduces our customary liquidity from loan turnover.

Weak economic conditions in our New York and Florida markets could continue to negatively impact our asset quality, financial condition and operating results.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to the local economic conditions and commercial real estate values in New York and Florida. The local economies and commercial real estate values in both states continued to weaken in recent periods and we expect these conditions to continue for some period of time. A sustained and prolonged economic and real estate downturn could continue to adversely affect the quality of our assets, further increase our credit losses, real estate losses and related expenses, and reduce the demand for our products and services, which could adversely affect our financial condition and operating results.

Our ability to realize our deferred tax assets will be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support our deferred tax amount, and the amount of our net operating loss carryforward and certain other tax attributes realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code as a result of future sales of our capital securities.

As of June 30, 2010, we had a net deferred tax asset of $47.7 million, which includes a gross net operating loss carryforward of approximately $71 million (or $31 million of the total tax asset) that was generated mostly from our recent bulk sale of nonperforming and underperforming assets. This deferred tax asset is available to reduce income taxes payable on our future earnings.

The amount of net operating loss carry-forwards and certain other tax attributes realizable annually for income tax purposes may be reduced by an offering and/or other sales of our capital securities, including transactions in the open market by 5% or greater shareholders, if an ownership change is deemed to occur under Section 382 of the Internal Revenue Code.

The determination of whether an ownership change has occurred under Section 382 is highly fact specific and can occur through one or more acquisitions of capital stock (including open market trading) if the result of such acquisitions is that the percentage of our outstanding common stock held by shareholders or groups of shareholders owning at least 5% of our common stock at the time of such acquisition, as determined under Section 382, is more than 50 percentage points higher than the lowest percentage of our outstanding common stock owned by such shareholders or groups of shareholders within the prior three-year period. In connection with the bulk sale in May 2010, we also sold shares of our Class A common stock representing approximately 9.9% of our issued and outstanding shares of Class A common stock after issuance. That transaction, combined with future sales of shares of our Class A common stock, could increase the risk of a possible future change in control as defined under Section 382.

Hurricanes or other adverse weather or environmental events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are especially susceptible to hurricanes and tropical storms and related flooding and wind damage. In addition, our Pinellas County, Florida market may be adversely impacted by the recent BP oil spill in the Gulf of Mexico. Such weather and other environmental events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. The BP oil spill may adversely affect the cash flows, values and marketability of properties in Florida securing our loans. Hurricane and other storm damage in Florida have increased the costs of insuring properties in Florida. We cannot predict whether or to what extent damage that may be caused by such events will affect our operations or the economies in our current or future market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in loan delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes, tropical storms, including flooding and wind damage, or other environmental events. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

We may be required to recognize additional impairment charges on our investment in trust preferred securities, which would adversely affect our operating results and financial condition.

INB owns trust preferred security investments with a net carrying value of $5.2 million at June 30, 2010 that are classified as held to maturity. The estimated fair value of these securities are very depressed due to the unusual credit conditions that the financial industry has faced since the middle of 2008 and weak economic conditions, which has severely reduced the demand for these securities and rendered their trading market inactive. In 2009 and through the first half of 2010, we have recorded other than temporary impairment (“OTTI”) charges totaling $2.8 million on these securities. The OTTI determination was based on an increase in the aggregate amount of deferred and defaulted interest payments on the underlying collateral by the issuing banks such that it is no longer probable that INB will recover its full investment in the applicable security. There can be no assurance that there will not be further write downs in the future on these trust preferred securities, which could adversely affect our operating results and financial condition.

Our business strategy may not be successful.

Our business strategy is to attract deposits and originate commercial and multi-family real estate loans on a profitable basis. Our ability to execute this strategy depends on factors outside of our control, including the state of economic conditions generally and in our market areas in particular, as well as interest rate trends, the state of credit markets, loan demand, competition, government regulations, regulatory restrictions and other factors. We can provide no assurance that we will be successful in maintaining or increasing the level of our loans and deposits at an acceptable risk or on profitable terms, while also managing the costs of resolving our nonperforming assets. There can be no assurance that there will be any future growth in our current business or that it will be profitable.

We depend on a small number of executive officers and other key employees to implement our business strategy and our business may suffer if we lose their services.

Our success is dependent on the business expertise of a small number of executive officers and other key employees. Mr. Lowell Dansker, age 59, our Chairman, and Mr. Keith Olsen, age 56, President of the Bank, have historically made all of the underwriting and lending decisions for us.

We recently hired a new chief credit officer and have also recently hired an asset/liability manager to enhance the management team’s breadth and depth. However, if Mr. Dansker or Mr. Olsen or any of our other executive officers or key employees were to become unavailable for any reason, our business may be adversely affected because of their skills and knowledge of the markets in which we operate, their years of real estate lending experience and the difficulty of promptly finding qualified replacement personnel. To attract and retain qualified personnel to support our business, we offer various employee benefits, including executive employment agreements. We have a written management succession plan that identifies internal officers to perform executive officer functions in case of temporary disruptions due to such things as illnesses or leaves of absence. The plan contains procedures regarding the selection of permanent replacements, if any, for key officers. There can be no assurance that this plan would be effective or that we would be able to attract and retain qualified personnel. Competition for qualified personnel may also lead to increased hiring and retention costs.

We face strong competition in our market areas.

Our primary markets consist of the New York City area and the Tampa Bay area of Florida, which are highly competitive and such competition may increase further. We experience competition in both lending and attracting deposits from other banks and nonbanks located within and outside our primary market areas, some of which are significantly larger institutions with greater resources, lower cost of funds or a more established market presence. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, investment bankers, money market funds, life insurance companies and the mutual fund industry. For loans, we experience competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, credit card companies, credit unions, pension funds and securities firms. Because our business depends on our ability to attract deposits and originate loans profitably, our ability to efficiently compete for depositors and borrowers is critical to our success. External factors that may impact our ability to compete include changes in local economic conditions and commercial real estate values, changes in interest rates, regulatory actions that limit the rates we pay on our deposits to market rates, changes in the credit markets and funds available for lending generally, advances in technology, changes in government regulations and the consolidation of banks and thrifts within our marketplace.

We depend on brokers for our loan originations and any reduction in referrals could limit our ability to grow or maintain the size of our loan portfolio.

We rely significantly on referrals from commercial real estate mortgage brokers for our loan originations. Our loan origination volume depends on our ability to continue to attract these referrals from mortgage brokers. If those referrals were to decline or not expand, there can be no assurances that other sources of loan originations would be available to us.

Liquidity risks could negatively affect our operations and business.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, repayments of loans, or other sources could have a substantial negative effect on our liquidity. In addition to deposits, our primary funding sources include unsecured federal funds that we purchase from correspondent banks as well as secured advances, both short- and longer-term, that are available from the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York, with the use of our investment securities and certain loans that can be pledged as collateral. Other sources of liquidity that may be available to us, but cannot be assured, include our ability to issue and sell debentures, preferred stock or common stock in public or private transactions.

Our access to adequate amounts of funding sources on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets, adverse changes in the financial condition of our correspondent banks that supply us with federal funds, or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the credit markets. There can be no assurance that our current level of liquidity sources will be adequate or will not be adversely affected in the future and reduce the availability of funds to us.

Volatility in the capital and credit markets may negatively impact our business.

The capital and credit markets have experienced severe volatility and disruption. In some cases, the markets produced downward pressure on stock prices and reduced credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If current levels of market disruption and volatility were to continue or worsen, we may experience adverse effects, which may be material, on our ability to access capital or credit and on our business, financial condition and results of operations.

Changes in interest rates could adversely impact our earnings and we must continually identify and invest in mortgage loans or other instruments with rates of return above our cost of funds.

As a financial institution, we are subject to the risk of fluctuations in interest rates. A significant change in interest rates could have a material adverse effect on our profitability, which depends primarily on the generation of net interest income which is dependent on our interest rate spread, which is the difference between yields earned on our interest-earning assets and the rates paid on our interest-bearing liabilities. As a result, our success depends on our ability to invest a substantial percentage of our assets in mortgage loans with rates of return that exceed our cost of funds. We expect lower rates of return from our investment securities, especially our government securities and overnight investments, than from our loans. Regulatory requirements for greater liquidity may adversely affect our profitability. Both the pricing and mix of our interest-earning assets and our interest-bearing liabilities are impacted by such external factors as our local economies, competition for loans and deposits, the state of the credit markets, government monetary policy and market interest rates.

Fluctuations in interest rates are difficult to predict and manage and, therefore, there can be no assurance of our ability to maintain a consistent positive interest rate spread. A sudden and substantial change in interest rates may adversely impact our earnings, our cost of funds, loan demand, and the value of our collateral and investment securities.

Our level of indebtedness may adversely affect our financial condition and our business.

Our borrowed funds (exclusive of deposits) and related interest payable was approximately $99 million at June 30, 2010. This level of indebtedness could make it difficult for us to satisfy all of our obligations to the holders of our debt and could limit our ability to obtain additional debt financing to fund our working capital requirements. The inability to incur additional indebtedness could adversely affect our business and financial condition by, among other things, limiting our flexibility in planning for, or reacting to, changes in our industry; and placing us at a competitive disadvantage with respect to our competitors who may operate on a less leveraged basis. As a result, this may make us more vulnerable to changes in economic conditions and require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, which would reduce the funds available for other purposes. In 2010, we deferred our interest payments on our $56.7 million of outstanding trust preferred securities and suspended the dividend payments on our $25 million of outstanding TARP cumulative preferred stock, which limits our options in raising capital or new funding. Furthermore, the FRB has prohibited us from incurring any new indebtedness without their permission.

Reputational risk and social factors may negatively impact us.

Our ability to attract and retain depositors and customers is highly dependent upon consumer and other external perceptions of either or both of our business practices and financial condition. Adverse perceptions could damage our reputation to a level that could lead to difficulties in generating and maintaining deposit accounts, accessing credit markets and increased regulatory scrutiny on our business.

Borrower payment behaviors also affect us. To the extent that borrowers determine to stop paying on their loans where the financed properties’ market values are less than the amount of their loan, or otherwise, our costs and losses may increase.

Adverse developments or perceptions regarding the business practices or financial condition of our competitors, or our industry as a whole, may also indirectly adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. All of the above factors may result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer and may also increase our litigation risk. If these risks were to materialize they could negatively impact our business, financial condition and results of operations.

Future acquisitions and expansion activities may disrupt our business, dilute existing shareholders and adversely affect our operating results.

We periodically evaluate potential acquisitions and expansion opportunities. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involve various risks including:

•	risks of unknown or contingent liabilities;

•	unanticipated costs and delays;

•	risks that acquired new businesses do not perform consistent with our growth and profitability expectations;

•	risks of entering new markets or product areas where we have limited experience;

•	risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	exposure to potential asset quality issues with acquired institutions;

•	difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities;

•	potential disruptions to our business;

•	possible loss of key employees and customers of acquired institutions;

•	potential short-term decreases in profitability; and

•	diversion of our management’s time and attention from our existing operations and business.

Regulatory Risks

Attractive acquisition or expansion opportunities may not be available to us in the future.

While we seek continued organic growth, as our earnings and capital position improve, we may consider the acquisition of other businesses or expansion into new product lines. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisitions and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock. Pursuit of new product lines, moreover, will require acquisition of additional resources and personnel and there can be no assurance that such resources and personnel will be available to us or can be obtained without unreasonable costs and expense.

We operate in a highly regulated industry and government regulations significantly affect our business.

The banking industry is extensively regulated with regulations intended primarily to protect depositors, consumers and the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (FDIC). We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, or Federal Reserve Board (FRB) and the Bank is also subject to regulation and supervision by the Office of the Comptroller of the Currency (OCC). Regulatory requirements affect our lending practices, capital structure, investment practices, asset allocations, operating practices, growth and dividend policy.

The bank regulatory agencies have broad authority to prevent or remedy unsafe or unsound practices or violations of law. Recently, regulators have intensified their focus on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements resulting in an increased burden to us. There is also increased scrutiny of our compliance with the rules enforced by the Office of Foreign Assets Control (OFAC). We are also subject to regulatory capital requirements, and a failure to meet capital requirements that are applicable to us or to comply with other regulations could result in actions by regulators that could adversely affect our business. In addition, changes in law, regulations and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, containing comprehensive regulatory reform, has recently been enacted. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

Our current operations and activities are subject to heightened regulatory oversight which increases our operating expenses and we expect further formal regulatory enforcement actions that may negatively impact our business.

On April 7, 2009, our bank subsidiary INB (also referred to as the Bank) entered into a Memorandum of Understanding (“MOU”) with the OCC, its primary regulator, which requires the Bank to (1) appoint a Compliance Committee to monitor and coordinate the Bank’s adherence to the MOU and to submit progress reports to the OCC; (2) develop and implement a Strategic Plan in accordance with guidelines set forth in the MOU; (3) review and revise the Bank’s Contingency Funding Plan to address matters outlined in the MOU; (4) develop and implement a written program to improve credit risk management processes that are consistent across the Bank’s two primary markets; (5) develop and implement a three-year capital program in accordance with guidelines set out in the MOU; and (6) review and revise the Bank’s interest rate risk policy and procedures to address matters set forth in the MOU.

Although the Bank believes it has made progress in addressing various matters covered by the MOU, it understands that the OCC plans to pursue and enter into a formal agreement with the Bank, which agreement is likely to cover many of the same areas addressed in the MOU, including the following:

•	appointment of a compliance committee, all but one of which must be independent, to monitor and coordinate adherence to the formal agreement;

•	development of a strategic plan, which will, among other things, establish objectives and identify strategies to achieve those objectives;

•	development of a long-term capital plan and achievement and maintenance of required capital levels;

•	an assessment of certain executive officers;

•	development and implementation of a plan to improve earnings;

•	a program for liquidity risk management and maintenance of adequate liquidity levels with monthly reporting and weekly advisories to the OCC concerning deposit maturities;

•	implementation of a plan to diversify assets;

•	implementation of a plan to improve loan portfolio management;

•	a program to eliminate criticized assets;

•	a program for the review of loans to assure timely identification and characterization of problem credits;

•	a program for the maintenance of an adequate allowance for loan losses consistent with OCC rules;

•	appraisals of real property that are timely and comply with OCC requirements; and

•	interest rate risk policies.

Many of these plans and programs will be subject to OCC review and approval.

We expect, moreover, that the current capital levels the Bank is required to maintain (Tier 1 capital to total average assets (leverage ratio) - 9%; Tier 1 capital to risk-weighted assets - 10%; and total capital to risk-weighted assets - 12%) will be included in any formal agreement that INB may enter into with the OCC.

Our ability to accept brokered deposits, and our control over our deposit pricing, may be limited by agreements with our regulators.

If the Bank enters into the formal agreement on the currently expected terms, the Bank will not be allowed to accept brokered deposits without the prior approval of the OCC and it would also be required, in the absence of a waiver from the FDIC, based on a determination that INB operates in high cost deposit markets, to maintain its deposit pricing at or below the national rates published by the FDIC, plus 75 basis points. At June 30, 2010, the Bank had total brokered deposits of $159.6 million, of which $21.5 million (13%) mature by June 30, 2011. At June 30, 2010, all of the Bank’s deposit products were at levels at or below the FDIC national rates plus 75 basis points. The FDIC’s national rate is a simple average of rates paid by U.S. depository institutions as calculated by the FDIC.

As a result of all of the above, our operations, lending activities and capital levels are now subject to heightened regulatory oversight, over and above the extensive regulation which normally applies to us under existing regulations, which will increase our expenses and could negatively impact our business. In addition, failure by the Bank to comply with these heightened requirements could lead to additional regulatory actions, expenses and other restrictions, including the possible sale, merger, liquidation or receivership of the Bank if we are unable to comply.

IBC has relied on cash dividends from its subsidiaries.

IBC is a separate and distinct legal entity from INB and IMC, its wholly-owned subsidiaries. Prior to January 2010, INB made cash dividend payments to IBC to fund the interest payments on IBC’s outstanding debt and the cash dividend requirements on its outstanding preferred stock held by the U.S. Treasury. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, IBC’s right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary is subject to the prior claims of the subsidiary’s creditors. The inability to receive dividends from INB materially and adversely affects IBC’s liquidity and its ability to service its debt, pay its other obligations, or pay cash dividends on its common or preferred stock, which could have a material adverse effect on our business.

In January 2010, INB was informed by it primary regulator, the OCC, that it will not be permitted to pay any cash dividends to IBC. INB accordingly suspended its cash dividend payments effective January 2010.

FDIC deposit insurance premiums have increased substantially and may increase further, which will adversely affect our results of operations.

Our operating results have been negatively impacted by a substantial increase in FDIC premiums for all FDIC insured banks. Our FDIC insurance expense for 2009 increased 246% from 2008 to $5.2 million, which included a special assessment imposed in June 2009 on all insured banks and amounted to $1.1 million for us. We expect deposit insurance premiums will continue to remain at a high level and may increase for all banks, including the possibility of additional special assessments, due to recent strains on the FDIC deposit insurance fund resulting from recent bank failures and an increase in the number of banks likely to fail over the next few years. Our current level of FDIC insurance expense as well as any further increases thereto will adversely affect our operating results.

We are not paying dividends on our preferred stock or common stock and are deferring distributions on our trust preferred securities, and we are restricted in otherwise paying cash dividends on our common stock. The failure to resume paying dividends on our preferred stock and trust preferred securities may adversely affect us.

We historically paid cash dividends before we suspended dividend payments on our preferred and common stock and distributions on our trust preferred securities pursuant to the request of the FRB and the OCC on February 1, 2010 and January 10, 2010, respectively. The FRB, as a matter of policy, has indicated that bank holding companies should not pay dividends or make distributions on trust preferred securities using funds from the U.S Treasury’s Capital Purchase Program instituted under the Troubled Asset Relief Program (“TARP Capital Purchase Program”). Dividends and distributions on trust preferred securities also are generally limited to amounts available from current earnings. We have incurred losses to date in 2010. In February 2010, the FRB, the holding company’s primary regulator, informed us that we may not, without the prior approval of the FRB, pay dividends on or redeem our capital stock, pay interest on or redeem our trust preferred securities, or incur new debt and we have therefore suspended payment of dividends on our Series A Preferred Stock and the payment of interest on our trust preferred securities. Accordingly, there can be no assurance that any dividends will be paid in the future.

There is no assurance that we will receive approval to resume paying cash dividends following this offering. Even if we are allowed to resume paying dividends again by the FRB and the OCC, future payment of cash dividends on our common stock, if any, will be subject to the prior payment of all accrued and unpaid dividends and deferred distributions on our Series A Preferred Stock and trust preferred securities. As of June 30, 2010, we had $790,000 of unpaid dividends owing on our preferred stock and $1,141,000 of deferred distributions owing on our trust preferred securities. Further, we need prior Treasury approval to increase our quarterly cash dividends above $0.25 per common share through the earliest of December 23, 2011, the date we redeem all shares of Series A Preferred Stock or the Treasury has transferred all shares of Series A Preferred Stock to third parties. All dividends are declared and paid at the discretion of our board of directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as our board of directors may deem relevant. Current and proposed regulatory requirements for increased capital and liquidity will limit our ability to pay dividends on our preferred and common stock and make distributions on our outstanding trust preferred securities.

Further, dividend payments on our Series A Preferred Stock and distributions on our trust preferred securities are cumulative and therefore unpaid dividends and distributions will accrue and compound on each subsequent dividend payment date. In the event of any liquidation, dissolution or winding up of the affairs of our Company, holders of the Series A Preferred Stock shall be entitled to receive for each share of Series A Preferred Stock the liquidation amount plus the amount of any accrued and unpaid dividends. If we miss six quarterly dividend payments, whether or not consecutive, the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. We cannot pay dividends on our outstanding shares of Series A Preferred Stock or our common stock until we have paid in full all deferred distributions on our trust preferred securities, which will require prior approval of the FRB.

Accounting, Systems and Internal Control Risks

Changes in accounting standards may affect our performance.

Our accounting policies and procedures are fundamental to how we record and report our financial condition and results of operations. From time to time, there are changes in the financial accounting and reporting standards that govern the preparation of financial statements in accordance with GAAP. These changes can be difficult to predict and can materially impact how we record and report our financial condition and operating results. The Financial Accounting Standards Board has and continues to issue a large number of accounting standards that necessarily require all companies to exercise significant judgment and interpretation in the application of those standards. For example, banks now need to use “significant” judgment when assessing the estimated fair value of the assets and liabilities sitting on their balance sheets even though market values can change rapidly and may not be representative due to the inactivity of certain markets. These judgments and estimates could lead to inaccuracy and/or incomparability of financial statements in the banking industry. Future changes in financial accounting and reporting standards, including marking all our assets and liabilities to market values, could have a negative effect on our operating results and financial condition and even require us to restate prior period financial statements.

The accuracy of our judgments and estimates about financial and accounting matters will impact operating results and financial condition.

We necessarily make certain estimates and judgments in preparing our financial statements. The quality and accuracy of those estimates and judgments will have an impact our operating results and financial condition. For a further discussion, see the caption “Critical Accounting Policies” in our most recent Report on Form 10-Q, which is incorporated herein by reference.

Failure to maintain an effective system of internal control over financial reporting may not allow us to be able to accurately report our financial condition, operating results or prevent fraud.

We regularly review and update our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. We maintain controls and procedures to mitigate against risks such as processing system failures and errors, and customer or employee fraud. We maintain insurance coverage for certain of these risks. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the objectives of the system are met. Events could occur which are not prevented or detected by our internal controls or are not insured against or are in excess of our insurance limits. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

A breach of information security could negatively affect our business.

We depend upon data processing, communication and information exchange on a variety of computing platforms and networks, including over the internet. Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, general ledger, deposits and loans. We cannot be certain that all of our systems are entirely free from vulnerability to attack, despite safeguards we have instituted. We also rely on the services of a variety of vendors to meet our data processing and communication needs. If information security is breached, information can be lost or misappropriated and could result in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would adversely affect our earnings. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The inability to keep pace with technological changes on our part could also have a material adverse impact on our business, financial condition and operating results.

We are subject to various restrictions as a result of our participation in the U.S Treasury’s Capital Purchase Program.

We voluntarily participated in the TARP Capital Purchase Program and we are now subject to various restrictions as defined therein, including standards for executive compensation and corporate governance for as long as the Treasury holds our Series A Preferred Stock, or any common stock that may be issued to them pursuant to the warrant they hold. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. This deductibility limit on executive compensation, which currently only affects our Chairman’s compensation, will increase the overall after-tax cost of our compensation programs in future periods and we could potentially be subject to the above restrictions for a ten-year time period. Pursuant to the American Recovery and Reinvestment Act of 2009, further compensation restrictions, including significant limitations on incentive compensation and “golden parachute” payments, have been imposed on our most highly compensated employees, which may make it more difficult for us to retain and recruit qualified personnel, which could negatively impact our business, financial condition and results of operations.

Regulatory restrictions on hiring, compensating and indemnifying directors and senior executive officers may adversely affect us.

The OCC has, and the FRB likely will, require us to seek approval before electing any new directors or senior executive officers. Such hiring restrictions and inability to indemnify, and to pay any such persons “golden parachute” payments upon the termination of their service, may adversely affect our ability to attract or retain the qualified persons we need to operate our business.

Risks Relating to this Offering

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares could adversely affect the market price of our Class A common stock. In addition, future issuances of equity securities, including pursuant to outstanding warrants or options, could dilute the interests of our existing stockholders, including you, and cause the market price of our Class A common stock to decline. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the effect that future sales of our common stock would have on the market price of our Class A common stock.

Our stock price has been and is likely to be volatile, which could cause the value of our investment to decline.

The trading price of our Class A common stock has been and is likely to be highly volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including:

•	actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;

•	announcements of new services or products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions or trends in financial industry;

•	additions or departures of key personnel;

•	general economic conditions and interest rates;

•	instability in the United States and other financial markets;

•	sales of our common stock;

•	earnings estimates and recommendations of securities analysts;

•	legislative, regulatory, accounting and tax changes, including those that may require banks to hold more capital and liquidity, generally;

•	the performance and stock price of other companies that investors and analysts deem comparable to us;

•	regulatory enforcement action and restrictions applicable to us;

•	the soundness or predicted soundness of other financial institutions; and

•	the public perception of the banking industry and its safety and soundness.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. As a result of these factors, among others, the value of your investment may decline, and there is no assurance that you will be able to sell your shares of our Class A common stock at or above the offering price.

We are currently restricted from and have no present plans to pay cash dividends on our common stock.

We are presently subject to regulatory restrictions on our ability to pay dividends and we have no present intention to pay cash dividends on our common stock in the foreseeable future. Dividends on our common and preferred stock, if and when declared and paid by us, are subject to our financial condition and the financial condition of our subsidiaries, as well as other business considerations, including restrictions on the payment of dividends when we have deferred distributions on our outstanding trust preferred securities. We cannot pay any dividends on our common stock, unless and until we pay all outstanding unpaid distributions on our trust preferred securities and Series A preferred stock, and thereafter keep such payments current. The FRB has prohibited our payment of dividends and distributions on our stock and our trust preferred securities.

Voting control of the Company is held by a limited number of stockholders, whose interests may not always be aligned with yours.

As of the date of this prospectus, three stockholders, our Chairman and two members of his family, together beneficially owned approximately 24% of the outstanding Class A common stock and, after giving effect to the conversion of the shares of Class B common stock into Class A common stock, will beneficially own approximately 31% of the issued and outstanding Class A common stock. If these individuals were to act together, they could have significant influence over or control the outcome of matters submitted to a vote of our shareholders. As the interests of the controlling stockholders might not always be aligned with your interests, these persons may exercise control over us in a manner detrimental to your interests. For example, our controlling stockholders could delay, deter or prevent a change in control or other business combination that might otherwise be deemed beneficial to our other stockholders.

If we fail to pay dividends on our outstanding shares of our Series A preferred stock through May, 2011, the United States Treasury will have the right to appoint two directors to our board, whose interests could conflict with or be different from those of our common shareholders or management.

Anti-takeover provisions and the regulations to which we may be subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our stockholders.

We are a holding company incorporated in Delaware. Anti-takeover provisions in Delaware law and our restated certificate of incorporation, as amended, and bylaws, as well as regulatory approvals required under federal banking laws, could make it more difficult for a third party to acquire control of us and may prevent stockholders from receiving a premium for their shares of Class A common stock. Our restated certificate of incorporation, as amended, provides that our board of directors may issue up to 300,000 shares of preferred stock, in one or more series, without stockholder approval and with such terms, preferences, rights and privileges as the board of directors may deem appropriate, and up to 120,000 shares of our Class B common stock which, so long as at least 50,000 shares of Class B common stock are outstanding, entitles the holders thereof to vote for the election of two-thirds (rounded up to the nearest whole number) of our board of directors. In connection with, and contingent upon the completion of, a proposed registered public offering of our Class A common stock, we have agreed not to issue, or authorize the issuance of, any more shares of Class B common stock from the date of the prospectus to be used in that offering and will seek an amendment to our restated certificate of incorporation, as amended, to remove any and all references to the Class B common stock at our next annual meeting of stockholders. These provisions, the control of the Dansker family over approximately 31% of our Class A common stock after giving effect to the conversion of the shares of Class B common stock into shares of Class A common stock, and other factors may hinder or prevent a change in control, even if the change in control would be beneficial to, or sought by, our stockholders. See “Description of Our Securities — Certain Provisions Having Potential Anti-Takeover Effects.

USE OF PROCEEDS

Proceeds from the sale of Class A Common Stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of shares of Class A Common Stock covered by this prospectus.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2010 (i) on an actual basis and (ii) as adjusted to give effect to the sale of shares of our Class A common stock at a price of $1.95 per share in a registered public offering, for total proceeds of $20,670,000, and the conversion of all issued and outstanding shares of our Class B common stock into shares of Class A common stock.

This information should be read together with our consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated herein by reference herein.

	Actual At June 30, 2010 (unaudited)	As Adjusted At June 30, 2010 (unaudited)(1)
	($ in thousands)
Long Term Debt
FHLB advances	$40,500	$40,500
Debentures payable — trust preferred securities	56,702	56,702
All other	1,380	1,380

Total indebtedness	$98,582	$98,582

Stockholders’ Equity
Preferred stock, 300,000 shares authorized, 25,000 shares issued and outstanding	$23,659	$23,659
Class A common stock, $1.00 par value, 62,000,000 shares authorized, 8,540,812 shares issued and outstanding before the proposed offering (19,720,812 shares pro forma)(1)	8,541	19,721
Class B common stock, $1.00 par value, 700,000 shares authorized, 580,000 shares issued and outstanding at June 30, 2010 (0 shares pro forma)	580	—
Additional paid-in capital	74,923	84,993
Retained earnings	56,599	56,599

Total stockholders’ equity	164,302	184,972

Total capitalization	$262,884	283,554

(1)	Assumes that the over-allotment option has not been exercised.

MARKET FOR CLASS A COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Class A common stock is currently listed for trading on the NASDAQ Global Select Market under the symbol “IBCA.” There is no public trading market for our Class B common stock. At June 30, 2010, there were 8,540,812 and 580,000 shares of Class A and Class B common stock outstanding, respectively. At June 30, 2010, there were approximately 1,200 holders of record of our Class A common stock, which includes persons or entities that hold their stock in nominee or in street name through various brokerage firms, and three holders of record of our Class B common stock.

In connection with, and contingent upon the completion of, the sale of shares of our Class A common stock in a registered public offering, the holders of all of our issued and outstanding Class B common stock converted all shares of Class B common stock held by them into shares of Class A common stock. Assuming the conversion of Class B common stock had been effected as of June 30, 2010, at that date there would have been 9,120,812 shares of Class A common stock and no shares of Class B common stock outstanding.

The last reported sales price of our Class A common stock on October 19, 2010 was $1.95 per share. The following table shows the high and low bid prices per share for our Class A common stock by calendar quarter for the periods indicated. The quotations set forth below reflect inter-dealer quotations that do not include retail markups, markdowns or commissions and may not represent actual transactions.

2010	High	Low
First Quarter	$4.79	$3.35
Second Quarter	$7.00	$3.86
Third Quarter	$5.40	$1.93
Fourth Quarter (through October 19, 2010)	$2.12	$1.91

2009
First Quarter	$4.99	$1.89
Second Quarter	$4.95	$2.05
Third Quarter	$3.81	$2.31
Fourth Quarter	$3.60	$2.80

2008
First Quarter	$17.25	$8.82
Second Quarter	$12.47	$4.30
Third Quarter	$9.66	$4.40
Fourth Quarter	$8.19	$3.15

DIVIDEND POLICY

Common Stock

Our Class A and Class B common stockholders are entitled to receive cash dividends when and if declared by our board of directors from funds legally available for such purposes. No common dividends have been declared or paid since 2008. In June 2008, a cash dividend of $0.25 per share was paid on Class A and Class B Common Stock. We do not intend to pay dividends on our common stock in the foreseeable future.

Preferred Stock

In December 2008 we sold 25,000 shares of our Series A Preferred Stock to the U.S. Treasury and the holder of those shares is entitled to receive cumulative cash dividends when and if declared by us at the current annual rate of 5%, payable quarterly, including the amount of any accrued and unpaid dividends for any prior period. In February of 2010, our Board of Directors determined to suspend cash dividend payments on our common and preferred stock pursuant to a request from the FRB.

Restrictions on Payment of Dividends

Our ability to pay cash dividends is limited to an amount equal to our surplus, which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net earnings for the current and/or immediately preceding fiscal year. The primary source of funds for any cash dividends payable to our stockholders would be the dividends received from our subsidiary bank. The payment of cash dividends by a subsidiary is determined by that subsidiary’s board of directors and is dependent upon a number of factors, including the subsidiary’s capital requirements, applicable regulatory limitations, results of operations, financial condition and any restrictions arising from outstanding indentures.

The Bank had historically paid a monthly cash dividend to us in order to provide the funds for the debt service on our outstanding trust preferred securities, as well as the cash dividend requirements of the Series A Preferred Stock. Total dividends paid by the Bank in 2009, 2008 and 2007 were in the amounts of $3.9 million, $3.5 million and $3.5 million, respectively. In January 2010, the Bank was informed by its primary regulator that it will not be permitted to pay cash dividends and the Bank has accordingly suspended payments of dividends. In February of 2010, the Federal Reserve Bank of New York, our primary regulator, informed us that we may not, without the prior approval of the Federal Reserve Bank of New York, pay dividends on our capital stock or redeem shares of our capital stock, pay interest on or redeem our trust preferred securities or incur new debt.

Our ability to pay cash dividends to our common and preferred stockholders is further limited by the funding requirements of our outstanding trust preferred securities. These securities were issued at various times by our wholly-owned business trusts, which were formed for the sole purpose of issuing trust preferred securities, the proceeds of which were contributed by us to the Bank as capital contributions. In addition, for so long as any of our Series A Preferred Stock is outstanding, we may not declare or pay dividends on our common stock, or repurchase shares of our common stock, unless all accrued and unpaid dividends for all past dividend periods on our Series A Preferred Stock have been paid in full. Furthermore, until the earlier of December 23, 2012, or when all of the Series A Preferred Stock is no longer owned by the United States Treasury, subject to limited exceptions, we may only increase the cash dividend on our common stock in excess of our most recent cash dividend of $0.25 per share paid in 2008 with the prior consent of the Treasury.

SELLING STOCKHOLDERS

An aggregate of 850,000 shares of Class A Common Stock may be offered for sale and sold from time to time pursuant to this prospectus by the selling stockholders. The term “selling stockholders” includes the stockholders listed below and their transferees, pledgees, donees, assignees or other successors. We are paying all of the expenses in connection with such registration and the sale of the shares, other than selling commissions. We are also responsible for paying the reasonable, documented fees and expenses of one counsel chosen by the selling stockholders for such counsel rendering services customarily performed by counsel for selling stockholders. Information concerning the selling stockholders could change from time to time and any changed information will be set forth if an when required in prospectus supplements or other appropriate forms permitted to be used by the SEC. Except as otherwise disclosed herein in the section entitled “Recent Developments”, within the past three years none of the selling stockholders has had any material relationship with the Company or any of its predecessors or, to the knowledge of the Company, its affiliates. Except as otherwise disclosed herein, to our knowledge, none of the selling stockholders is a broker-dealer and/or affiliated with a broker-dealer.

The following table sets forth, for each of the selling stockholders to the extent known by us, the number of shares of our Class A Common Stock beneficially owned, the number of shares offered hereby and the number of shares and percentage of outstanding shares of Class A Common Stock to be owned after completion of this offering, assuming all shares offered hereby are sold.

Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to their shares of Class A Common Stock. All of the information contained in the table below is based solely upon information provided to us by the selling stockholders or otherwise known to us. In addition to the shares offered hereby, which represent shares issued by us to the selling stockholders in a private placement of securities, the selling stockholders may otherwise beneficially own our shares of Class A Common Stock as a result of, among others, open market purchases, which information is not obtainable by us without undue effort and expense. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the information regarding the shares beneficially owned was last know by us, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act.

The number of shares outstanding and the percentage of beneficial ownership are based on 19,720,812 shares of Class A Common Stock issued and outstanding on October 20, 2010.

For purposes of the following table, the number of shares of our Class A Common Stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or warrant.

Name of Selling Stockholder	Number of shares beneficially owned prior to the offering	Number of Shares Offered	Number of Shares beneficially owned after the offering	% of Class A Common Stock beneficially owned after the offering
FC Highway 6 Holdings LLC[1]	377,500	127,500	0	1.27%
Värde Investment Partners, L.P.[2]	1,572,500	722,500	0	4.31%

[1]

FC Diversified Holdings LLC is the controlling member of, and may be deemed to indirectly beneficially own securities owned by, FC Highway 6 Holdings LLC. FC Investment Holdings Corporation is the controlling member of, and may be deemed to indirectly beneficially own securities owned by FC Diversified Holdings LLC. FirstCity Financial Corporation is the sole owner of, and may be deemed to indirectly beneficially own securities owned by, FC Investment Holdings Corporation.

[2]

Beneficial ownership of certain of the shares acquired by Värde Investment Partners, L.P. was subsequently transferred to other affiliated entities (the “Värde Funds”). Värde Partners, L.P. is the direct or indirect general partner of Värde Investment Partners L.P. and each of the Värde Funds and may be deemed to indirectly beneficially own securities owned by each such entity.

The selling stockholders acquired the shares covered by this prospectus pursuant to an Investment Agreement among Intervest Bancshares Corporation and the selling stockholders. Pursuant to the Investment Agreement, Värde Investment Partners, L.P. acquired 722,500 shares and FC Highway 6 Holdings LLC acquired 127,500 shares. Since the two selling stockholders acted together in acquiring the shares, they may have been deemed to be acting as a group with respect to the issuer or securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

Although the selling stockholders may have been deemed to be a member of a group with respect to the shares covered by this prospectus for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act because of the manner in which the shares of the issuer were acquired, neither selling stockholder has the power, directly or indirectly, to vote or dispose of, or direct the voting or disposition of, the shares acquired by the other selling stockholder. Further, there is no current agreement or arrangement among the selling stockholders or their affiliates for the purpose of acquiring, holding, disposing or voting shares of common stock of the Company. Accordingly, each selling stockholder disclaims beneficial ownership of the shares acquired by the other selling stockholder.

DESCRIPTION OF OUR SECURITIES

The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in our restated certificate of incorporation, which we refer to as our charter, and our Bylaws, each as amended to date.

Authorization

Our authorized capital stock consists of 63,000,000 shares of capital stock. We are authorized to issue two classes of common stock, consisting of 62,000,000 shares of Class A common stock, par value $1.00 per share, and 700,000 shares of Class B common stock, par value $1.00 per share. We are also authorized to issue 300,000 shares of preferred stock, par value $1.00 per share, 25,000 shares of which are designated as Series A 5% Fixed Rate Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”).

As of June 30, 2010, there were 8,540,812 shares of Class A common stock, 580,000 shares of Class B common stock, and 25,000 shares of Series A Preferred Stock issued and outstanding. Concurrently with, and contingent upon completion of, the sale of shares of our Class A common stock in a registered public offering, the holders of all of our issued and outstanding Class B common stock converted all shares of Class B common stock held by them into shares of Class A common stock. In addition, we agreed, concurrently with and contingent upon completion of the sale of shares of our Class A common stock in a registered public offering, at our next annual meeting (or special meeting in lieu thereof) of stockholders, to seek the requisite stockholder approval to amend our charter to remove any and all references to our Class B common stock and that we will no longer issue, or authorize the issuance of, any Class B common stock. In the event that we do not obtain stockholder approval for the amendment to our charter, we will continue to seek such approval at each annual or special meeting of our stockholders until we have obtained such approval. Assuming the conversion of Class B common stock had been effected as of June 30, 2010, there would have been 9,120,812 shares of Class A common stock and no shares of Class B common stock outstanding.

Common Stock

Dividend Rights. Subject to preferences that might be applicable to any shares of our preferred stock that be outstanding, the holders of Class A and Class B common stock are entitled to share ratably in such dividends as may be declared by the board of directors out of funds legally available therefor.

As a Delaware corporation, we may not declare and pay dividends on our capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net earnings for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our capital stock if we become insolvent or the payment of the dividend will render us insolvent. To the extent we pay dividends and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends.

In addition, our ability to pay cash dividends is further impacted by the funding requirements of the trust preferred securities issued by our statutory trusts, all of the common stock of which is owned by us. We are required to make quarterly payments of interest on the principal of the trust preferred securities, which are required to be made before we can consider the payment of cash dividends on our Class A and Class B common stock. Our ability to pay cash dividends to our stockholders is also primarily dependent upon the cash dividends received from our subsidiary bank and our other subsidiaries. See “Dividend Policy.”

Voting Rights. Each share of our Class A and Class B common stock entitles its holder to one vote in the election of directors as well as all other matters to be voted on by stockholders. Both classes of common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock are issued and outstanding, the holders of the Class B common stock are entitled to vote for the election of two-thirds (rounded up to the nearest whole number) of the directors, and the holders of Class A common stock are entitled to elect the remaining directors. Holders of our Class A or Class B common stock are not entitled to cumulate their votes in the election of directors. Under Delaware law, the holders of each class of our common stock would be entitled to vote as a separate class on certain matters that would adversely affect or subordinate the rights of that class.

Conversion Rights. The shares of Class B common stock are convertible, at any time, on a share for share basis, into shares of Class A common stock at the option of the holder.

No Preemptive Rights. Holders of our Class A and Class B common stock do not have any preemptive rights to subscribe for additional shares on a pro rata basis or otherwise when additional shares are offered for sale by us.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund provisions, and all outstanding shares are fully paid and non-assessable.

Liquidation Rights. Subject to preferences that might be applicable to any shares of our preferred stock that may be outstanding, in the event of our liquidation, dissolution or winding up, the holders of our Class A and Class B common stock are entitled to receive, pro rata, after payment of all of our debts and liabilities, all of our remaining assets available for distribution. In the event of any liquidation, dissolution or winding up of any subsidiary, the holding company, as the sole shareholder of the subsidiary’s common stock, would be entitled to receive all remaining assets of that subsidiary available for distribution in cash or in kind after payment of all debts and liabilities of the subsidiary (including, in the case of the Bank, all deposits and accrued interest thereon).

Preferred Stock

The authorized preferred stock is available for issuance from time to time at the discretion of our board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Series A Preferred Stock. The Series A Preferred Stock constitutes a series of our perpetual, cumulative preferred stock, consisting of 25,000 shares, par value $1.00 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date and we issued the shares of Series A Preferred Stock and the Warrant described below to the United States Department of the Treasury, which we refer to as the Treasury, on December 23, 2008 in connection with the TARP Capital Purchase Program for an aggregate of $25 million. Pursuant to the Purchase Agreement between us and the Treasury, we have agreed, if requested by the Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock, as specified by Treasury, may be issued. The Series A Preferred Stock and the Warrant qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 23, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing in February 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date, or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock are cumulative. If for any reason our board of directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods). In February of 2010, our Board of Directors determined to suspend cash dividend payments on our common and preferred stock pursuant to a request from the FRB.

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our Class A and Class B common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of preferred stock constituting Junior Stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither our merger or consolidation with another entity nor our sale, lease or exchange of all or substantially all of our assets will constitute a liquidation, dissolution or winding up of our affairs.

Redemptions and Repurchases

The Series A Preferred Stock is redeemable at our option, subject to prior approval by the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, or its delegee and/or the Treasury in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $6,250,000 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, the “Minimum Amount” as defined in the relevant certificate of designations for each outstanding series of preferred stock of such successor issued that was originally issued to the Treasury in connection with the TARP Capital Purchase Program. A “Qualified Equity Offering” is defined as the sale and issuance for cash by the Company, any of its subsidiaries or its successor, of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines taking place after December 23, 2008.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Purchase Agreement between the Company and the Treasury provides that, so long as the Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by the Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Delaware law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors, which we refer to as the Preferred Directors, to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us as described above.

No person may be elected as a Preferred Director who would cause the Company to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

If holders of the Series A Preferred Stock obtain the right to elect two directors and if the Federal Reserve deems the Series A Preferred Stock a class of “voting securities,” (a) any bank holding company that is a holder may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the then outstanding shares of Series A Preferred Stock.

In addition to any other vote or consent required by Delaware law or by our Charter, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend the certificate of designations of the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•

amend the certificate or designations of the Series A Preferred Stock or our Charter in a way that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Treasury Warrant

We issued a Warrant to the Treasury on December 23, 2008 concurrent with our sale to Treasury of 25,000 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program.

General

The Warrant gives the holder the right to initially purchase up to 691,882 shares of our Class A common stock at an exercise price of $5.42 per share. Subject to the limitations on exercise to which Treasury is subject described under “— Transferability,” the Warrant is immediately exercisable and expires on December 23, 2018. The exercise price may be paid (i) by having us withhold from the shares of Class A common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Transferability

The Warrant is not subject to any restrictions on transfer; however, the Treasury may not transfer or exercise the Warrant with respect to more than one-half of the shares underlying the Warrant until the earlier of (i) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $25 million from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (ii) December 31, 2009.

Voting of Warrant Shares

The Treasury has agreed that it will not vote any of the shares of Class A common stock that it acquires upon exercise of the Warrant. This restriction does not apply to any other person who acquires any portion of the Warrant, or the shares of common stock underlying the Warrant, from the Treasury.

Adjustments

The exercise price of the Warrant and the number of shares of Class A common stock underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (i) the date on which Treasury no longer holds any portion of the Warrant and (ii) December 23, 2011, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our Class A common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders

The Warrant does not entitle its holder to any of the rights of a shareholder of the Company.

Certain Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, and our Charter and Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of the Company. All references to the Charter and Bylaws are to our Charter and Bylaws in effect on the date of this prospectus.

Filling Vacancies. Vacancies occurring in our board of directors may be filled by the stockholders or a majority of the remaining directors, even if less than a quorum. Vacancies filled by the stockholders will be filled in accordance with the relative voting rights of the holders of our Class A and Class B common stock in connection with an election of directors, as described above.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of our board of directors or our stockholders may amend or repeal the Bylaws. Generally, the stockholders may adopt, amend, or repeal the Bylaws in accordance with the DGCL.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of stockholders may be called only by our Chairman, our President, our board of directors or by a committee of the board of directors whose authority includes the power to call such meetings.

Authorized But Unissued Shares. Delaware law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock. Under the terms of our Charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to provide flexibility and eliminate delays associated with a stockholder vote on specific issues. However, the ability of our board of directors to issue preferred stock and determine its rights and preferences may have the effect of delaying or preventing a change in control, as described above under “Description of Our Securities — Preferred Stock.”

Statutory and other Restrictions on Acquisition of our Capital Stock. Provisions of our Charter and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	give the holders of Class B common stock the right to elect two-thirds (rounded up to the nearest whole number) of our board of directors; and

•	allow us to issue preferred stock without any vote or further action of the stockholders.

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder, unless:

•

prior to the time of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our Company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our Company.

Limitations on Director Liability

Our Charter provides that our directors shall generally not be liable to us or any of our stockholders for monetary damages for breach of duty as a director to the fullest extent permitted by the DGCL. This provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to us or to our stockholders, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the Delaware General Corporation Law, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Our bylaws provide that we will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer, and any director or officer who served any other company in any capacity at our request, in the manner and to the maximum extent permitted by the DGCL, as the same now exists or may hereafter be amended in a manner more favorable to persons entitled to indemnification; and we may, in the discretion of our board of directors, indemnify all other corporate personnel to the extent permitted by law. The right to indemnification contained in our bylaws includes the right to be paid by us the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

The employment agreements between the Company and each of Messrs. Lowell Dansker, Stephen Helman and John Arvonio contain indemnification provisions, in addition to those contained in our bylaws, which provide that we will indemnify and hold each of the foregoing persons harmless against all losses, claims, damages or liabilities (including legal fees, disbursements, and any other expenses incurred in investigating or defending against any such loss, claim, damage or liability) arising (i) by reason of any acts or omissions or any alleged acts or omissions arising out of the person’s activities in connection with the conduct of our business (or any of our subsidiaries or affiliated entities), (ii) by reason of the performance by such person of the services to be performed pursuant to the terms of the employment agreement, (iii) by reason of any claim or allegation of failure to perform such services in accordance with the terms of the employment agreement, or (iv) by reason of the performance of services alleged to be beyond the scope of the authority conferred upon such person pursuant to the terms of the employment agreement; provided that, no indemnity will be provided for losses, claims, damages or liabilities described above to the extent that such losses, claims, damages or liabilities result from the gross negligence or willful misconduct of such person. The indemnification provided in the employment agreements survives the expiration or earlier termination of such employment agreements and is in addition to any common law or contractual rights of indemnification available at law or in equity, and includes all costs and expenses of enforcing the right to indemnification. Under the employment agreements, each of Messrs. Dansker, Helman and Arvonio are also entitled, upon request, to the payment by us of all costs and expenses paid or incurred by such person in investigating, defending or settling any claim, loss, damage or liability that may be subject to a right of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Registrar and Transfer Agent

The registrar and transfer agent for our Class A common stock is BNY Mellon.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes transferees, pledgees, donees, assignees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder. The number of shares beneficially owned by a selling stockholder will decrease as and when any such transfers are completed. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees assignees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders may, from time to time, sell any and all of their shares of common stock on the Nasdaq Global Market (or any other market, exchange or trading facility on which the shares are then listed) or in private transactions. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; provided, however, in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledge, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

We will pay all fees and expenses incident to the registration of the shares.

LEGAL MATTERS

The validity of the securities to be offered by this prospectus will be passed upon for us by Harris Beach PLLC, Rochester, New York. Thomas E. Willett, a member of Harris Beach PLLC, serves as one of our directors and is the beneficial owner of 22,500 shares of our Class A common stock.

EXPERTS

Our consolidated balance sheets as of December 31, 2009 and December 31, 2008 and the related consolidated statements of earnings and changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009 appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith, P.A., P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following statement sets forth the amounts of expenses in connection with the offering of the securities of Intervest Bancshares Corporation pursuant to this registration statement, all of which shall be borne by the registrant.

Amount*
Securities and Exchange Commission Registration Fee	$117.57
Printing and Engraving Expenses	5,000.00
Accounting Fees and Expenses	5,000.00
Legal Fees and Expenses	20,000.00
Miscellaneous	5,000.00

Total	$35,133.94

*	Estimated amounts of expenses.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

The registrant’s bylaws provide that the registrant will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer, and any director or officer who served any other company in any capacity at the registrant’s request, in the manner and to the maximum extent permitted by the DGCL, as the same now exists or may hereafter be amended in a manner more favorable to persons entitled to indemnification; and the registrant may, in the discretion of its board of directors, indemnify all other corporate personnel to the extent permitted by law. The right to indemnification contained in the registrant’s bylaws includes the right to be paid by the registrant the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

The employment agreements between the registrant and each of Messrs. Lowell S. Dansker, Stephen A. Helman and John J. Arvonio contain indemnification provisions, in addition to those contained in the registrant’s bylaws, which provide that the registrant will indemnify and hold each of the foregoing persons harmless against all losses, claims, damages or liabilities (including legal fees, disbursements, and any other expenses incurred in investigating or defending against any such loss, claim, damage or liability) arising (i) by reason of any acts or omissions or any alleged acts or omissions arising out of the person’s activities in connection with the conduct of the registrant’s business (or any of the registrant’s subsidiaries or affiliated entities), (ii) by reason of the performance by such person of the services to be performed pursuant to the terms of the employment agreement, (iii) by reason of any claim or allegation of failure to perform such services in accordance with the terms of the employment agreement, or (iv) by reason of the performance of services alleged to be beyond the scope of the authority conferred upon such person pursuant to the terms of the employment agreement; provided that, no indemnity will be provided for losses, claims, damages or liabilities described above to the extent that such losses, claims, damages or liabilities result from the gross negligence or willful misconduct of such person. The indemnification provided in the employment agreements survives the expiration or earlier termination of such employment agreements and is in addition to any common law or contractual rights of indemnification available at law or in equity, and includes all costs and expenses of enforcing the right to indemnification. Under the employment agreements, each of Messrs. Dansker, Helman and Arvonio are also entitled, upon request, to the payment by the registrant of all costs and expenses paid or incurred by such person in investigating, defending or settling any claim, loss, damage or liability that may be subject to a right of indemnification.

The form of Underwriting Agreement included as an exhibit to this Registration Statement provides for indemnification of the registrant and its officers and directors against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the registrant’s directors, officers and controlling persons under the provisions discussed above or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

On May 25, 2010, the registrant issued 850,000 shares of its Class A common stock to FC Highway 6 Holdings LLC, an affiliate of FirstCity Financial Corporation and Värde Investments Partners, L.P., an affiliate of Värde Partners, Inc. for aggregate consideration of $4,250,000. The shares were issued pursuant to the terms of an Investment Agreement dated May 25, 2010. Sandler O’Neill & Partners, L.P. acted as placement agent for the registrant and was paid $255,000 in commissions by the registrant. The shares were not registered under the Securities Act of 1933, as amended (the “Act”), but were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.

1.1	Underwriting Agreement dated October 14, 2010 between Intervest Bancshares Corporation (the “Company”) and Sandler O’Neill & Partners, L.P., incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2010, wherein such exhibit is identified as Exhibit 1.1.

2.1	Agreement and Plan of Merger dated as of November 1, 1999 by and among the Company, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company’s definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as “Annex A.”

3.1	Amendment to Restated Certificate of Incorporation of the Company, incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the SEC on June 30, 2010 wherein such exhibit is identified as Exhibit 3.1.

3.2	Restated Certificate of Incorporation of the Company, incorporated by reference to the Company’s Report on Form 10-Q filed with the SEC on August 8, 2007, wherein such document is identified as Exhibit 2.2.

3.3	Certificate of Designation of Series A Preferred Stock, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 3.1.

3.4	By-laws of the Company, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2005, wherein such document is identified as Exhibit 3.2.

4.1	Form of Certificate for Shares of Class A Common Stock, incorporated by reference to the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, File No. 33-82246, filed with the SEC on September 15, 1994, wherein such document is identified as Exhibit No. 4.1.

4.2	Form of Certificate for Shares of Class B Common Stock, incorporated by reference to the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, File No. 33-82246, filed with the SEC on September 15, 1994, wherein such document is identified as Exhibit No. 4.2.

4.3	Form of Warrant issued to the U.S. Treasury to purchase shares of Class A Common Stock, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 4.1.

4.4	Form of Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated as of September 17, 2003, incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, wherein such document is identified as Exhibit 4.9.

4.5	Form of Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated as of March 17, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.10.

Exhibit No.

4.6	Form of Indenture between the Company, as Issuer, and Wilmington Trust Company, as Trustee, dated as of September 20, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.11.

4.5	Form of Indenture between the Company, as Issuer, and Wilmington Trust Company, as Trustee, dated as of September 21, 2006, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, wherein such document is identified as Exhibit 4.1.

5.1	Opinion of Harris Beach PLLC**

10.1†	Employment and Supplemental Benefits Agreement between the Company and Jerome Dansker, dated as of July 1, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.

10.2†	Employment and Supplemental Benefits Agreement between the Company and Lowell S. Dansker, dated as of July 1, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.

10.3	Mortgage Servicing Agreement dated as of April 1, 2002, as supplemented on October 21, 2004, between Intervest Mortgage Corporation and Intervest National Bank, incorporated by reference to Intervest Mortgage Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.

10.4†	Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated as of July 1, 1995, incorporated by reference to Intervest Mortgage Corporation’s Registration Statement on Form S-11, File No. 33-96662, filed with the SEC on September 7, 1995, wherein such document is identified as Exhibit 10.2.

10.5†	Amendment to Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated August 3, 1998, incorporated by reference to Intervest Mortgage Corporation’s Annual Report on Form 10-K for the year ended December 31, 1998, wherein such document is identified as Exhibit 10.1.

10.6†	Amendment to Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated as of July 1, 2004, incorporated by reference to Intervest Mortgage Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.

10.7†	Letter Agreement between Intervest Mortgage Corporation and Jean Dansker, dated as of October 4, 2006, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on October 6, 2006, wherein such document is identified as Exhibit 99.1.

10.8†	Form of Employment Agreement between the Company and executive officers dated January 1, 2010, incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on March 2, 1010, wherein such document is identified as Exhibit 10.13.

10.9†	Amendment to Employment Agreement between the Company and Lowell S. Dansker dated June 21, 2007, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on June 25, 2007, wherein such document is identified as Exhibit 10.1.

10.10	Securities Purchase Agreement between the Company and U.S. Treasury dated as of December 23, 2008, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 10.1.

Exhibit No.

10.11	Form of Waiver dated as of December 23, 2008, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 10.2.

10.12†	Long Term Incentive Plan, incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 13, 2006, wherein such document is identified as Exhibit 4.4.

10.13†	Form of Non-Qualified Stock Option Agreement (2007), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on February 29, 2008, wherein such document is identified as Exhibit 10.9.

10.14†	Form of Non-Qualified Stock Option Agreement (2008), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on February 29, 2008, wherein such document is identified as Exhibit 10.10.

10.15†	Form of Non-Qualified Stock Option Agreement (2007), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on March 2, 2010, wherein such document is identified as Exhibit 10.11.

10.16	Asset Purchase Agreement, dated May 25, 2010, by and among Intervest National Bank, Intervest Mortgage Corporation and VFC Partners 4 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.1.

10.17	Investment Agreement, dated May 25, 2010, by and among the Company, Värde Investment Partners, L.P. and FC Highway 6 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.2.

10.18	Registration Rights Agreement, dated May 25, 2010, by and among the Company, Värde Investment Partners, L.P. and FC Highway 6 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.3.

10.19	Letter Agreement, dated May 25, 2010, by and between Intervest National Bank and VFC Partners 4 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.4.

10.20	Agreement to Convert, dated August 25, 2010, by and among the Company, Lowell S. Dansker, Jean Dansker and Helene Bergman, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 26, 2010, wherein such agreement is identified as Exhibit 1.1.

21.1	List of Subsidiaries, incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, wherein such document is identified as Exhibit 21.0.

23.1	Consent of Harris Beach PLLC is included in the opinion of Harris Beach PLLC, filed as Exhibit 5.1.

23.2	Consent of Hacker, Johnson & Smith, P.A., P.C.*

*	Filed herewith
**	Previously filed.
†	Denotes management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2010.

INTERVEST BANCSHARES CORPORATION

By:	/S/ LOWELL S. DANSKER
Name:	Lowell S. Dansker
Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Lowell S. Dansker, Stephen A. Helman and John J. Arvonio, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to this Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of October 28, 2010.

Signature	Capacity

/S/ LOWELL S. DANSKER (Lowell S. Dansker)	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/S/ STEPHEN A. HELMAN (Stephen A. Helman)	Vice President, Director and Secretary

/S/ JOHN J. ARVONIO (John J. Arvonio)	Senior Vice President, Chief Financial Officer (Principal Financial And Principal Accounting Officer)

* (Michael A. Callen)	Director

* (Paul R. DeRosa)	Director

* (Wayne F. Holly)	Director

* (Lawton Swan, III)	Director

* (Thomas E. Willett)	Director

* (Wesley T. Wood)	Director

*By:	/s/ JOHN J. ARVONIO
John J. Arvonio
Attorney-in-fact

EXHIBITS

TO REGISTRATION STATEMENT

ON

FORM S-1

INTERVEST BANCSHARES CORPORATION

EXHIBIT INDEX

1.1	Underwriting Agreement dated October 14, 2010 between Intervest Bancshares Corporation (the “Company”) and Sandler O’Neill & Partners, L.P., incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2010, wherein such exhibit is identified as Exhibit 1.1.

2.1	Agreement and Plan of Merger dated as of November 1, 1999 by and among the Company, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company’s definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as “Annex A.”

3.1	Amendment to Restated Certificate of Incorporation of the Company, incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2010, wherein such document is identified as Exhibit 3.1.

3.2	Restated Certificate of Incorporation of the Company, incorporated by reference to the Company’s Report on Form 10-Q filed with the SEC on August 8, 2007, wherein such document is identified as Exhibit 2.2.

3.3	Certificate of Designation of Series A Preferred Stock, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 3.1.

3.4	By-laws of the Company, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2005, wherein such document is identified as Exhibit 3.2.

4.1	Form of Certificate for Shares of Class A Common Stock, incorporated by reference to the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, File No. 33-82246, filed with the SEC on September 15, 1994, wherein such document is identified as Exhibit No. 4.1.

4.2	Form of Certificate for Shares of Class B Common Stock, incorporated by reference to the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, File No. 33-82246, filed with the SEC on September 15, 1994, wherein such document is identified as Exhibit No. 4.2.

4.3	Form of Warrant issued to the U.S. Treasury to purchase shares of Class A Common Stock, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 4.1.

4.4	Form of Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated as of September 17, 2003, incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, wherein such document is identified as Exhibit 4.9.

4.5	Form of Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated as of March 17, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.10.

4.6	Form of Indenture between the Company, as Issuer, and Wilmington Trust Company, as Trustee, dated as of September 20, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 4.11.

4.5	Form of Indenture between the Company, as Issuer, and Wilmington Trust Company, as Trustee, dated as of September 21, 2006, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, wherein such document is identified as Exhibit 4.1.

5.1	Opinion of Harris Beach PLLC**

10.1†	Employment and Supplemental Benefits Agreement between the Company and Jerome Dansker, dated as of July 1, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.

10.2†	Employment and Supplemental Benefits Agreement between the Company and Lowell S. Dansker, dated as of July 1, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.

10.3	Mortgage Servicing Agreement dated as of April 1, 2002, as supplemented on October 21, 2004, between Intervest Mortgage Corporation and Intervest National Bank, incorporated by reference to Intervest Mortgage Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.1.

10.4†	Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated as of July 1, 1995, incorporated by reference to Intervest Mortgage Corporation’s Registration Statement on Form S-11, File No. 33-96662, filed with the SEC on September 7, 1995, wherein such document is identified as Exhibit 10.2.

10.5†	Amendment to Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated August 3, 1998, incorporated by reference to Intervest Mortgage Corporation’s Annual Report on Form 10-K for the year ended December 31, 1998, wherein such document is identified as Exhibit 10.1.

10.6†	Amendment to Employment Agreement between Intervest Mortgage Corporation and Jerome Dansker, dated as of July 1, 2004, incorporated by reference to Intervest Mortgage Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, wherein such document is identified as Exhibit 10.0.

10.7†	Letter Agreement between Intervest Mortgage Corporation and Jean Dansker, dated as of October 4, 2006, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on October 6, 2006, wherein such document is identified as Exhibit 99.1.

10.8†	Form of Employment Agreement between the Company and executive officers dated January 1, 2010, incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on March 2, 1010, wherein such document is identified as Exhibit 10.13.

10.9†	Amendment to Employment Agreement between the Company and Lowell S. Dansker dated June 21, 2007, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on June 25, 2007, wherein such document is identified as Exhibit 10.1.

10.10	Securities Purchase Agreement between the Company and U.S. Treasury dated as of December 23, 2008, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 10.1.

10.11	Form of Waiver dated as of December 23, 2008, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on December 23, 2008, wherein such document is identified as Exhibit 10.2.

10.12†	Long Term Incentive Plan, incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 13, 2006, wherein such document is identified as Exhibit 4.4.

10.13†	Form of Non-Qualified Stock Option Agreement (2007), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on February 29, 2008, wherein such document is identified as Exhibit 10.9.

10.14†	Form of Non-Qualified Stock Option Agreement (2008), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on February 29, 2008, wherein such document is identified as Exhibit 10.10.

10.15†	Form of Non-Qualified Stock Option Agreement (2007), incorporated by reference to the Company’s Report on Form 10-K filed with the SEC on March 2, 2010, wherein such document is identified as Exhibit 10.11.

10.16	Asset Purchase Agreement, dated May 25, 2010, by and among Intervest National Bank, Intervest Mortgage Corporation and VFC Partners 4 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.1.

10.17	Investment Agreement, dated May 25, 2010, by and among the Company, Värde Investment Partners, L.P. and FC Highway 6 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.2.

10.18	Registration Rights Agreement, dated May 25, 2010, by and among the Company, Värde Investment Partners, L.P. and FC Highway 6 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.3.

10.19	Letter Agreement, dated May 25, 2010, by and between Intervest National Bank and VFC Partners 4 LLC, incorporated by reference to the Company’s Report on Form 8-K filed with the SEC on May 27, 2010, wherein such agreement is identified as Exhibit 1.4.

10.20	Agreement to Convert, dated August 25, 2010, by and among the Company, Lowell S. Dansker, Jean Dansker and Helene Bergman, incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 26, 2010, wherein such agreement is identified as Exhibit 1.1.

21.1	List of Subsidiaries, incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, wherein such document is identified as Exhibit 21.0.

23.1	Consent of Harris Beach PLLC is included in the opinion of Harris Beach PLLC, filed as Exhibit 5.1.

23.2	Consent of Hacker, Johnson & Smith, P.A., P.C.*

*	Filed herewith.
**	Previously filed.
†	Denotes management contract or compensatory plan or arrangement.